File No. 33-
                                                     CIK #896685
                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:         Insured Municipals Income Trust and
                                Investors' Quality Tax-Exempt Trust,
                                  Multi-Series 221

B. Name of Depositor:           Van Kampen Merritt Inc.

C. Complete address of Depositor's principal executive offices:

      One Parkview Plaza
      Oakbrook Terrace, Illinois  60181

D  Name and complete address of agents for service:

      Van Kampen Merritt Inc.            Chapman and Cutler
      Attention:  John C. Merritt,       Attention:  Mark J. Kneedy
                  Chairman
      One Parkview Plaza                 111 West Monroe Street
      Oakbrook Terrace, Illinois  60181  Chicago, Illinois  60603

E. Title and amount of securities being registered:  1,000* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1,020 per Unit**): $1,020,000

G. Amount of filing fee, computed at one twenty-ninth of 1 percent of the proposed maximum aggregate offering price to the public: $351.72

H. Approximate date of proposed sale to the public:

             as soon as practicable after the Effective Date
                      of the Registration Statement
_________________________________________________________________________

*  500    Units registered for primary distribution.
   500 Units registered for resale by Depositor of Units previously sold in primary distribution
**Estimated solely for the purpose of calculating the registration  fee.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 221

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust              )
   (b)  Title of securities issued )  Prospectus Front Cover Page

2. Name and address of Depositor   )  Introduction
                                   )  Summary of Essential Financial
                                   )    Information
                                   )  Trust Administration

3. Name and address of Trustee     )  Introduction
                                   )  Summary of Essential Financial
                                   )    Information
                                   )  Trust Administration

4. Name and address of principal   )  Underwriting
     underwriter                   )

5. Organization of trust           )  Introduction

6. Execution and termination of    )  Introduction
     Trust Indenture and Agreement )    Trust Administration

7. Changes of Name                 )  *

8. Fiscal year                     )  *

9. Material Litigation             )  *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding  )  Introduction
      trust's securities and rights)  Unitholder Explanations
      of security holders          )  Trust Information
                                   )  Trust Administration

11. Type of securities comprising  )    Introduction
      units                        )  Trust Information
                                   )  Trust Portfolios

12. Certain information regarding  )  *
      periodic payment certificates)

13. (a)  Load, fees, charges and   )  Introduction
      expenses                     )  Summary of Essential Financial
                                   )    Information
                                   )  Unitholder Explanations
                                   )  Trust Information
                                   )  Trust Administration

    (b)  Certain information       )  *
           regarding periodic      )
           payment plan            )
           certificates            )

    (c)  Certain percentages       )  Introduction
                                   )  Summary of Essential Financial
                                   )    Information
                                   )  Unitholder Explanations

    (d)  Certain other fees,       )  Unitholder Explanations
           expenses or charges     )  Trust Administration
           payable by holders      )

    (e)  Certain profits to be     )  Unitholder Explanations
           received by depositor,  )  Underwriting
           principal underwriter,  )  Notes to Portfolios
           trustee or affiliated   )
           persons                 )

    (f)  Ratio of annual charges   )  *
           to income               )

14. Issuance of trust's securities )  Unitholder Explanations

15. Receipt and handling of        )  *
       payments from purchasers    )

16. Acquisition and disposition of )  Introduction
      underlying securities        )  Unitholder Explanations
                                   )  Trust Administration

17. Withdrawal or redemption       )  Unitholder Explanations
                                   )  Trust Administration

18. (a)  Receipt and disposition   )  Introduction
      of income                    )  Unitholder Explanations

    (b)  Reinvestment of distribu- )  *
           tions                   )

    (c)  Reserves or special funds )  Unitholder Explanations
                                   )  Trust Administration

    (d)  Schedule of distributions )  *

19. Records, accounts and reports  )  Unitholder Explanations
                                   )  Trust Administration

20. Certain miscellaneous          )  Trust Administration
      provisions of Trust Agreement)

21. Loans to security holders      )  *

22. Limitations on liability       )  Trust Portfolios
                                   )  Trust Administration

23. Bonding arrangements           )  *

24. Other material provisions of   )  *
      trust indenture or agreement )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor      )  Trust Administration

26. Fees received by Depositor     )  Trust Administration

27. Business of Depositor          )  Trust Administration

28. Certain information as to      )
      officials and affiliated     )  *
      persons of Depositor         )

29. Companies owning securities of )  *
      Depositor                    )

30. Controlling persons of         )  *
      Depositor                    )

31. Compensation of Directors      )  *

32. Compensation of Directors      )  *

33. Compensation of Employees      )  *

34. Compensation to other persons  )  Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's        )  Introduction
      securities by states         )  Settlement of Bonds in the Trusts

36. Suspension of sales of trust's )  *
      securities                   )

37. Revocation of authority to     )  *
      distribute                   )

38. (a)  Method of distribution    )

    (b)  Underwriting agreements   )  Unitholder Explanations

    (c)  Selling agreements        )

39. (a)  Organization of principal )
           underwriter             )
                                   )  Trust Administration
    (b)  N.A.S.D. membership by    )
           principal underwriter   )

40. Certain fees received by       )  *
      principal underwriter        )
41. (a)  Business of principal     )  Trust Administration
      underwriter                  )

    (b)  Branch offices of         )  *
      principal underwriter        )

    (c)  Salesmen of principal     )  *
      underwriter                  )

42. Ownership of securities of the )  *
      trust                        )

43. Certain brokerage commissions  )
      received by principal        )  *
      underwriter                  )

44. (a)  Method of valuation       )  Introduction
                                   )  Summary of Essential Financial
                                   )    Information
                                   )  Unitholder Explanations
                                   )  Trust Administration

    (b)  Schedule as to offering   )  *
           price                   )

    (c)  Variation in offering     )  Unitholder Explanations
            price to certain       )
            persons                )

45. Suspension of redemption rights)  *

46. (a)  Redemption valuation      )  Unitholder Explanations
                                   )  Trust Administration

    (b)  Schedule as to redemption )  *
      price                        )

47. Purchase and sale of interests )  Unitholder Explanations
      in underlying securities     )  Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )  Trust Administration
      trustee                      )
49. Fees and expenses of trustee   )  Summary of Essential Financial
                                   )    Information
                                   )  Trust Administration

50. Trustee's lien                 )  Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)
      securities                   )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-)
           ment with respect to    )
           replacement or elimi-   )  Trust Administration
           nation of portfolio     )
           securities              )

    (b)  Transactions involving    )
           elimination of          )  *
           underlying securities   )

    (c)  Policy regarding substitu-)  Trust Administration
           tion or elimination of  )
           underlying securities   )

    (d)  Fundamental policy not    )  *
           otherwise covered       )

53. Tax Status of trust            )  Trust Information
                                   )  Other Matters


              VIII.  Financial and Statistical Information

54. Trust's securities during      )  *
      last ten years               )

55.                                )
                                   )

56. Certain information regarding  )  *
                                   )

57. Periodic payment certificates  )

58.                                )

59. Financial statements (Instruc- )    Other Matters
      tions 1(c) to Form S-6)      )


__________________________________
* Inapplicable, omitted, answer negative or not required




               Preliminary Prospectus Dated April 22, 1994


                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust

1,000 Units                                           Multi-Series 221
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy to accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                 PRELIMINARY PROSPECTUS DATED APRIL 14, 1994

                            SUBJECT TO COMPLETION

April 14, 1994                           Van Kampen Merritt

INSURED MUNICIPALS INCOME TRUST AND

INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 219

IM-IT 322
California IM-IT 128
Michigan IM-IT 115
New Jersey IM-IT 91
Pennsylvania IM-IT 185
West Virginia IM-IT 4
South Carolina Quality 75

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

      THE FUND. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of seven underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 322 (the "IM-IT"), California Insured Municipals Income Trust, Series 128 (the "California IM-IT Trust"), Michigan Insured Municipals Income Trust, Series 115 (the "Michigan IM-IT Trust"), New Jersey Insured Municipals Income Trust, Series 91 (the "New Jersey IM-IT Trust"), Pennsylvania Insured Municipals Income Trust, Series 185 (the "Pennsylvania IM-IT Trust"), West Virginia Insured Municipals Income Trust, Series 4 (the "West Virginia IM-IT Trust") and South Carolina Investors' Quality Tax-Exempt Trust, Series 75 (the "South Carolina Quality Trust"). The various trusts are collectively referred to herein as the "Trusts", the California IM-IT, Michigan IM-IT, New Jersey IM-IT, Pennsylvania IM-IT, West Virginia IM-IT and South Carolina Quality Trusts are sometimes collectively referred to herein as the "State Trusts", while the IM-IT, California IM-IT, Michigan IM-IT, New Jersey IM-IT, Pennsylvania IM-IT and West Virginia IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts" and the South Carolina Quality Trust is sometimes referred to herein as the "Quality Trust". Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities"). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.

     "AAA" RATING FOR THE INSURED TRUSTS ONLY. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" on page 22. Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. INSURANCE RELATES ONLY TO THE BONDS IN A TRUST AND NOT TO THE UNITS OFFERED HEREBY OR TO THE MARKET VALUE THEREOF. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's Corporation. Standard & Poor's Corporation has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments.

     PUBLIC OFFERING PRICE. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price (excluding Purchased Interest) and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial Information". For sales charges in the secondary market, see "Unitholder Explanations--Public Offering". If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the opening of business on the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) , the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" for each Trust. See "Unitholder Explanations--Public Offering".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

2                                Introduction

      ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The annual Estimated Current Return and Estimated Long-Term Return to Unitholders at the opening of business (except for the IM-IT and the Pennsylvania
IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) on April 14, 1994, were as set forth under "Per Unit Information" for each Trust. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information" for each Trust.

     OBJECTIVES OF THE FUND. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

     DISTRIBUTIONS. Purchasers of Units will receive distributions on a monthly basis. See "Unitholder Explanations--Settlement of Bonds in the Trusts". Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

     MARKET FOR UNITS. Although not obligated to do so, the Sponsor, Van Kampen Merritt Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus Purchased Interest; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus Purchased Interest. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus Purchased Interest (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations-- Public Offering--Market for Units").

     REINVESTMENT OPTION. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public Offering-- Reinvestment Option".

                  Summary of Essential Financial Information                3

                       INSURED MUNICIPALS INCOME TRUST
                   AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                               MULTI-SERIES 219
                  SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
      AT THE OPENING OF BUSINESS ON THE DATE OF DEPOSIT: APRIL 14, 1994
(EXCEPT FOR THE IM-IT AND THE PENNSYLVANIA IM-IT TRUST AS OF 8:00 A.M. CENTRAL
                         TIME ON THE DATE OF DEPOSIT)
            SPONSOR: VAN KAMPEN MERRITT INC.
          EVALUATOR: AMERICAN PORTFOLIO EVALUATION SERVICES
                    (A DIVISION OF A SUBSIDIARY OF THE SPONSOR)
            TRUSTEE: THE BANK OF NEW YORK
                                                                            CALIFORNIA          MICHIGAN          NEW JERSEY
GENERAL INFORMATION                                         IM-IT           IM-IT TRUST        IM-IT TRUST        IM-IT TRUST
Principal Amount (Par Value) of Securities in
  Trust.............................................   $     9,145,000    $     3,150,000    $     3,200,000    $     3,115,000
Number of Units.....................................             9,004              3,070              3,069              3,106
Fractional Undivided Interest in the Trust per
  Unit..............................................           1/9,004            1/3,070            1/3,069            1/3,106
Principal Amount (Par Value) of Securities per Unit
  <F1>..............................................   $      1,015.66    $      1,026.06    $      1,042.68    $      1,002.90
Public Offering Price:
    Aggregate Offering Price of Securities in
    Portfolio.......................................   $     8,478,789    $     2,891,952    $     2,890,885    $     2,926,172
    Aggregate Offering Price of Securities per
    Unit............................................   $        941.67    $        942.00    $        941.96    $        942.10
    Sales Charge <F2>...............................   $         48.51    $         48.54    $         48.53    $         48.54
    Purchased Interest <F3>.........................   $        88,375    $        29,048    $        29,173    $        29,071
    Purchased Interest per Unit <F3>................   $          9.82    $          9.46    $          9.51    $          9.36
    Public Offering Price per Unit <F3>.............   $      1,000.00    $      1,000.00    $      1,000.00    $      1,000.00
Redemption Price per Unit, including Purchased
  Interest <F3>.....................................   $        943.75    $        943.83    $        943.47    $        943.83
Secondary Market Repurchase Price per Unit,
  including Purchased Interest <F3>.................   $        951.49    $        951.46    $        951.47    $        951.46
Excess of Public Offering Price per Unit Over
  Redemption Price per Unit.........................   $         56.25    $         56.17    $         56.53    $         56.17
Excess of Sponsor's Initial Repurchase Price per
  Unit Over Redemption Price per Unit...............   $          7.74    $          7.63    $          8.00    $          7.63
Minimum Value of the Trust under which Trust
  Agreement may be terminated.......................   $     1,829,000    $       630,000    $       640,000    $       623,000
Minimum Principal Distribution.......... $1.00 per Unit
First Settlement Date................... April 21, 1994
Evaluator's Annual Supervisory Fee...... Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....... $0.30 per $1,000 principal amount of
                                         Bonds <F4>

    Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock
    Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.
<F2>Sales charges for the Trusts, expressed as a percentage of the Public
    Offering Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or

4                 Summary of Essential Financial Information
    a State Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust - 3.0% (3.093%).
<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering-- Market for Units".
<F4>Such fee is based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

                  Summary of Essential Financial Information                 5

                       INSURED MUNICIPALS INCOME TRUST
                   AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                               MULTI-SERIES 219
            SUMMARY OF ESSENTIAL FINANCIAL INFORMATION (CONTINUED)
      AT THE OPENING OF BUSINESS ON THE DATE OF DEPOSIT: APRIL 14, 1994
(EXCEPT FOR THE IM-IT AND THE PENNSYLVANIA IM-IT TRUST AS OF 8:00 A.M. CENTRAL
                        TIME ON THE DATE OF DEPOSIT)
            SPONSOR: VAN KAMPEN MERRITT INC.
          EVALUATOR: AMERICAN PORTFOLIO EVALUATION SERVICES
                    (A DIVISION OF A SUBSIDIARY OF THE SPONSOR)
            TRUSTEE: THE BANK OF NEW YORK
                                                                         PENNSYLVANIA       WEST VIRGINIA     SOUTH CAROLINA
GENERAL INFORMATION                                                       IM-IT TRUST        IM-IT TRUST       QUALITY TRUST
Principal Amount (Par Value) of Securities in Trust..................   $     3,030,000    $     3,100,000    $     3,000,000
Number of Units......................................................             3,011              3,173              2,955
Fractional Undivided Interest in the Trust per Unit..................           1/3,011            1/3,173            1/2,955
Principal Amount (Par Value) of Securities per Unit <F1>.............   $      1,006.31    $        976.99    $      1,015.23
Public Offering Price:
    Aggregate Offering Price of Securities in Portfolio..............   $     2,835,878    $     2,988,453    $     2,783,384
    Aggregate Offering Price of Securities per Unit..................   $        941.84    $        941.84    $        941.92
    Sales Charge <F2>................................................   $         48.52    $         48.53    $         48.53
    Purchased Interest <F3>..........................................   $        29,017    $        30,571    $        28,212
    Purchased Interest per Unit <F3>.................................   $          9.64    $          9.63    $          9.55
    Public Offering Price per Unit <F3>..............................   $      1,000.00    $      1,000.00    $      1,000.00
Redemption Price per Unit, including Purchased Interest <F3>.........   $        943.94    $        944.22    $        943.67
Secondary Market Repurchase Price per Unit, including Purchased
  Interest <F3>......................................................   $        951.48    $        951.47    $        951.47
Excess of Public Offering Price per Unit Over Redemption Price per
  Unit...............................................................   $         56.06    $         55.78    $         56.33
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
  Price per Unit.....................................................   $          7.54    $          7.25    $          7.80
Minimum Value of the Trust under which Trust Agreement may be
  terminated.........................................................   $       606,000    $       620,000    $       600,000
Minimum Principal Distribution.......... $1.00 per Unit
First Settlement Date................... April 21, 1994
Evaluator's Annual Supervisory Fee...... Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....... $0.30 per $1,000 principal amount of
                                         Bonds <F4>

    Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock
    Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.
<F2>Sales charges for the Trusts, expressed as a percentage of the Public
    Offering Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust - 3.0% (3.093%).
<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of

6                 Summary of Essential Financial Information
    the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering-- Market for Units".
<F4>Such fee is based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

                           Unitholder Explanations                           7

SETTLEMENT OF BONDS IN THE TRUSTS

     THE FUND. Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 219 (the "Fund"), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Date of Deposit, among Van Kampen Merritt Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

     The Fund consists of seven separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the States of Indiana, Virginia and Washington may purchase Units of the IM-IT only. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information". Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information." Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT or State Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

     The portfolio of any IM-IT or State Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years and 5 years, respectively.

     Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "Notes to Portfolios". The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective

8                          Unitholder Explanations
dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit Information" for the applicable Trust. Holders of the Units will be "at risk" with respect to all Securities in the portfolios including "when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

     Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information". To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

     OBJECTIVES AND SECURITIES SELECTION. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

     Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation ("AMBAC") or MGIC Indemnity Corporation ("MGIC Indemnity"), (2) Financial Guaranty, (3) Municipal Bond Investors Assurance Corporation ("MBIA"), (4) Bond Investors Guaranty Insurance Company ("BIG"), (5) National Union Fire Insurance Company of Pittsburgh, PA. ("National Union"), (6) Capital Guaranty Insurance Company ("Capital Guaranty"), (7) Capital Markets Assurance Corporation ("CapMAC") and/or (8) Financial Security Assurance Inc. ("Financial Security" or "FSA") (collectively, the "Preinsured Bond Insurers") (see "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts"). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds") are not additionally insured by an Insured Trust. No representation is made as to any insurer's ability to meet its commitments.

     Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See "Unitholder Explanations--Public Offering--Offering Price". On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

                           Unitholder Explanations                           9

     In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's Corporation rating of "BBB-" or at least the Moody's Investors Service, Inc. rating of "Baa", which in brief represent the lowest ratings for securities of investment grade (see "Other Matters--Description of Securities Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA" rating by Standard & Poor's Corporation. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

     In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's Corporation rating of the Securities was in no case less than "BBB-" in the case of the Insured Trusts and "A-" in the case of the Quality Trusts, or the Moody's Investors Service, Inc. rating of the Securities was in no case less than "Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings"), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration").

     To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

     PORTFOLIO CONCENTRATIONS. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General" for each Trust.

10                         Unitholder Explanations

     Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA" rating of the Units of each of the Insured Trusts would not be affected. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may

                           Unitholder Explanations                          11
adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and

12                         Unitholder Explanations
university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General" for each Trust.

     REPLACEMENT BONDS. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original corpus of the Fund.

     The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT or a State Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range

                           Unitholder Explanations                          13
set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund", (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's Corporation or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

     If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal, Purchased Interest and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

     BOND REDEMPTIONS. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs

14                         Unitholder Explanations
of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios". See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     DISTRIBUTIONS. Distributions of interest received by the Fund, pro rated on an annual basis, will be made monthly. The first such distribution will be in the amount indicated under 'Per Unit Information' for the applicable Trust and will be made on the fifteenth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the first day of such month. Distribution of funds from the Principal Account, if any, will also be made monthly, except under certain special circumstances (see "Unitholder Explanations--Public Offering--Distributions of Interest and Principal").

     CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof.

     Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

     As of the opening of business on the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit), the Estimated Current Return and the Estimated Long-Term Return were as set forth in the "Per Unit Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in

                           Unitholder Explanations                          15
the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed (1) the amounts paid by Unitholders and (2) the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit Information" for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "Per Unit Information" for the applicable Trust.

INTEREST EARNING SCHEDULE

     CALCULATION OF ESTIMATED NET ANNUAL INTEREST INCOME. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.

     The beginning interest date for each Trust is April 21, 1994. The first record date for each Trust (May 1, 1994) is 10 days from such date. The daily rates of estimated net annual interest income per Unit are $.15841, $.15184, $.15218, $.15022, $.15484, $.15492 and $.15327 for the IM-IT, California
IM-IT, Michigan IM-IT, New Jersey IM-IT, Pennsylvania IM-IT, West Virginia IM-IT and South Carolina Quality Trusts, respectively. This amounts to $1.58, $1.52, $1.52, $1.50, $1.55, $1.55 and $1.53 for the IM-IT, California IM-IT,
Michigan IM-IT, New Jersey IM-IT, Pennsylvania IM-IT, West Virginia IM-IT and South Carolina Quality Trusts, respectively.

     Utilizing the preceding information, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the California IM-IT Trust:

     The California IM-IT Trust accrues
        $1.52 to the first record date plus
        $50.16 which is 11 normal distributions at $4.56, and finally adding $2.98 which has accrued from April 1, 1995 until April 21, 1995 which completes the 360 day cycle (20 days times the daily factor) Total $54.66 interest earned / $1,000.00 (Date of Deposit Public Offering
                  Price) = 5.47% Estimated Current Return as of the Date of Deposit.

PURCHASED AND ACCRUED INTEREST

     PURCHASED INTEREST. Purchased Interest is a portion of the unpaid interest that has accrued on the Securities from the later of the last payment date on the Securities or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. See "Summary of Essential Financial Information" for the amount of Purchased Interest per Unit for each Trust. Purchased Interest is an element of the price Unitholders will receive in connection with the sale or redemption of Units prior to the termination of the Trust.

     ACCRUED INTEREST. Accrued Interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the

16                         Unitholder Explanations
First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

     As indicated in "Purchased Interest", accrued interest as of the First Settlement Date includes Purchased Interest. In an effort to reduce the amount of Purchased Interest which would otherwise have to be paid by Unitholders, the Trustee may advance a portion of such accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement (other than the Purchased Interest already included therein), less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal".

     Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the Purchased Interest and accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds (including Purchased Interest) held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

     GENERAL. Units are offered at the Public Offering Price which includes Purchased Interest. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (excluding Purchased Interest) (5.152% of the aggregate offering price of the Securities) for an IM-IT or a State Trust, 4.3% of the Public Offering Price (excluding Purchased Interest) (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (excluding Purchased Interest) (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 3.0% of the Public Offering Price (excluding Purchased Interest) (3.093% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case Purchased Interest. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender", in which case such mandatory tender will be deemed to be the date upon which they mature.

     The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:

YEARS TO MATURITY              SALES CHARGE       YEARS TO MATURITY              SALES CHARGE
 1...................              1.523%         9....................              4.712%
 2...................              2.041          10...................              4.932
 3...................              2.564          11...................              4.932
 4...................              3.199          12...................              4.932
 5...................              3.842          13...................              5.374
 6...................              4.058          14...................              5.374
 7...................              4.275          15...................              5.374
 8...................              4.493          16 to 30.............              6.045

     The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price (excluding Purchased Interest), the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 5.10%. The sales

                           Unitholder Explanations                          17
charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

                                                             DOLLAR AMOUNT OF SALES
                                                           CHARGE REDUCTION PER UNIT
                                                        IM-IT,
 AGGREGATE NUMBER OF                                    STATE AND NATIONAL
   UNITS PURCHASED                                      QUALITY TRUSTS         OTHER TRUSTS
100-249 Units...................................        $ 4.00                 $ 4.00
250-499 Units...................................        $ 6.00                 $ 6.00
500-999 Units...................................        $ 14.00                $ 9.00
1,000 or more Units.............................        $ 19.00                $ 11.00

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen Merritt-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if
(1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. To determine the applicable sales charge for units purchased in accordance with (b) above, it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen Merritt Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

     OFFERING PRICE. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

     As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities plus Purchased Interest and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). Such price determination as of the opening of business on the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the opening of business on the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the

18                         Unitholder Explanations
Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities plus Purchased Interest and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

     The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

     The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

     No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

     The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus Purchased Interest and interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus Purchased Interest and accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "Notes to Portfolios".

     Although payment is normally made five business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made five business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

     MARKET FOR UNITS. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust and the amount of Purchased Interest for each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon

                           Unitholder Explanations                          19
the aggregate bid prices of the Securities in the portfolio of each Trust plus Purchased Interest plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus Purchased Interest and any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents Purchased Interest and/or accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust, and thereafter as of the record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit.

     The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net Annual interest Income in the Interest Account of such Trust after deducting estimated expenses. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

     As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses"). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

     REINVESTMENT OPTION. Unitholders of all unit investment trusts sponsored by Van Kampen Merritt Inc. (except Unitholders of a New York IM-IT Trust or a New York IM-IT Intermediate Laddered Maturity Trust), may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of

20                         Unitholder Explanations
any of the open ended mutual funds (except for B shares) listed under "Trust Administration--Sponsor" which are registered in the Unitholder's state of residence. New York IM-IT Trust and New York IM-IT Intermediate Laddered Maturity Trust Unitholders, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

     Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen Merritt Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

     After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen Merritt Money Market Fund or the Van Kampen Merritt Tax Free Money Fund in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen Merritt Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

     Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

     A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the seventh calendar day following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification

                           Unitholder Explanations                          21
number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

     Purchased Interest and accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds and Purchased Interest in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities and Purchased Interest in such Trust) by the amount shown under "Summary of Essential Financial Information". While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) Purchased Interest for each Trust and (iv) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price" above.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     REPORTS PROVIDED. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, the amount of Purchased Interest, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a

22                         Unitholder Explanations
total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

     In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

     Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection". An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

     The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

     Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on

                           Unitholder Explanations                          23
an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

     The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units") and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination").

     Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price". It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering-- Offering Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

     The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection".

     AMBAC Indemnity Corporation ("AMBAC Indemnity") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $1,936,000,000 (unaudited) and statutory capital of approximately $1,096,000,000 (unaudited) as of September 30, 1993. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's Corporation have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

     Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

24                         Unitholder Explanations

     AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

     Municipal Bond Investors Assurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia and the Commonwealth of Puerto Rico. As of December 31, 1993 MBIA had admitted assets of $3.1 billion (audited), total liabilities of $2.1 billion (audited), and total capital and surplus of $978 million (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1993, MBIA had admitted assets of $3.1 billion (unaudited), total liabilities of $2.1 billion (unaudited), and total capital and surplus of $978 million (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

     Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company
(BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

     Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa" and short term loans "MIG 1," both designated to be of the highest quality.

     Standard & Poor's Corporation rates all new issues insured by MBIA "AAA" Prime Grade.

     The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's Corporation rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

     The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

     Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of December 31, 1993, the total capital and surplus of Financial Guaranty was approximately $777,000,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

     In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

     Financial Security Assurance, Inc. ("Financial Security" or "FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September

                           Unitholder Explanations                          25
23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

     Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

     Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

     Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

     Financial Security's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's Corporation, Nippon Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

     Capital Guaranty Insurance Company ("Capital Guaranty") is a "Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

     Capital Guaranty is authorized to provide insurance in 49 states, the District of Columbia and three U.S. territories. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "Triple-A" by both Moody's and Standard & Poor's.

     As of December 31, 1993, Capital Guaranty had more than $12.9 billion in net exposure outstanding. The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $190,986,527 (unaudited), and the total admitted assets were $284,503,855 (unaudited) as reported to the Insurance Department of the State of Maryland as of December 31, 1993. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

26                         Unitholder Explanations

     CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the domestic and foreign capital markets. CapMAC may also provide financial guarantee reinsurance for structured asset-backed, corporate and municipal obligations written by other major insurance companies.

     CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's Corporation ("Standard & Poor's"), "AAA" by Duff & Phelps, Inc. ("Duff & Phelps") and "AAA" by Nippon Investors Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

     CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees.

     Neither Holdings nor any of its stockholders is obligated to pay any claims under any surety bond issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

     CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

     CapMAC is bound by insurance laws and regulations regarding capital transfers, limitations upon dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. The amount of exposure per risk that CapMAC may retain, after giving effect to reinsurance, collateral or other security, is also regulated. Statutory and regulatory accounting practices may prescribe appropriate rates at which premiums are earned and the levels of reserves required. In addition, various insurance laws restrict the incurrence of debt, regulate permissible investments of reserves, capital and surplus, and govern the form of surety bonds.

     CapMAC's obligations under the Surety Bond(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Surety Bond(s).

     THE SURETY BOND IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

     As of December 31, 1993 and 1992, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $167 million and $161 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under surety bonds issued by CapMAC.

     In addition to its qualified statutory capital and other reinsurance available to pay claims under its surety bonds, CapMAC has entered into a Stop Loss Reinsurance Agreement (the "Stop Loss Agreement") with Winterthur Swiss Insurance Company (the "Reinsurer"), which is rated AAA by Standard & Poor's and Aaa by Moody's, pursuant to which the Reinsurer will be required to pay any losses incurred by CapMAC during the term of the Stop Loss Agreement on the surety bonds covered under the Stop Loss Agreement in excess of a specified amount of losses incurred by CapMAC under such surety bonds (such specified amount initially being $100 million and increasing annually by an amount equal to 66 2/3% of the increase in CapMAC's statutory capital and surplus) up to an aggregate limit payable under the Stop Loss Agreement of $50 million. The Stop Loss Agreement has a term of seven years, is extendable for one-year periods and is subject to early termination upon the occurrence of certain events.

     CapMAC also has available a $100,000,000 standby corporate liquidity facility (the "Liquidity Facility") provided by a syndicate of banks rated A1+/P1 by Standard & Poor's and Moody's, respectively, having a term of 360 days. Under the Liquidity Facility CapMAC will be able, subject to satisfying certain conditions, to borrow funds from time to time in order to enable it to fund any claim payments or payments made in settlement or mitigation of claims payments under its surety bonds, including the Surety Bond.

     Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New

                           Unitholder Explanations                          27
York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

     In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

     Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's Corporation has assigned to the Units of each Insured Trust its "AAA" investment rating. See "Description of Securities Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's Corporation or as a guarantee of the market value of such Trust or of the Units.

     On the date of this Prospectus, the Estimated Current Return on the Securities in the Michigan IM-IT Trust was 5.48% after payment of the insurance premium or premiums payable by such Trust, while the Estimated Long-Term Return on such Trust was 5.64%. The Estimated Current Return on an identical portfolio without the insurance obtained by the above-mentioned Trust would have been 5.49% on such date, while the Estimated Long-Term Return on an identical portfolio without the insurance obtained by the above mentioned Trust would have been 5.65%.

     An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's Corporation "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's Corporation) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's Corporation. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

     In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

     The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status".

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its

28                         Unitholder Explanations
contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

     The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

     The Bonds in the Insured Trusts are insured as follows:

                                                         BONDS INSURED        BONDS INSURED
                                                          UNDER AMBAC        UNDER FINANCIAL
                                                           INDEMNITY            GUARANTY            PREINSURED
                       TRUST                          PORTFOLIO INSURANCE  PORTFOLIO INSURANCE         BONDS           TOTAL
IM-IT...............................................          0%                   0%                  100%            100%
California IM-IT....................................          0%                   0%                  100%            100%
Michigan IM-IT......................................          11%                  0%                   89%            100%
New Jersey IM-IT....................................          0%                   0%                  100%            100%
Pennsylvania IM-IT..................................          0%                   0%                  100%            100%
West Virginia IM-IT.................................          0%                   0%                  100%            100%

     The breakdown of the Preinsured Bonds is as follows: IM-IT--AMBAC Indemnity 35%, Financial Guaranty 33% and MBIA 32%; California IM-IT Trust--AMBAC Indemnity 34%, Financial Guaranty 15% and MBIA 51%; Michigan IM-IT Trust--AMBAC Indemnity 21%, Financial Guaranty 36%, MBIA 16% and FSA 16%; New Jersey IM-IT Trust-- AMBAC Indemnity 29%, Financial Guaranty 24% and MBIA 47%; Pennsylvania IM-IT Trust--AMBAC Indemnity 32%, Capital Guaranty 17%, Financial Guaranty 10% and MBIA 41%; West Virginia IM-IT Trust--AMBAC Indemnity 7%, Capital Guaranty 6%, Financial Guaranty 8%, MBIA 47% and FSA 32%.

                              IM-IT-- Series 322                            29

IM-IT

      GENERAL. The IM-IT consists of 12 issues of Securities. One of the Bonds in the IM-IT is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 8 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: Health Care, 4 (27%); Public Building, 2 (22%); Water and Sewer, 2 (22%); Wholesale Electric, 2 (22%); Retail Electric/Gas, 1 (5%) and General Obligations, 1 (2%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 30 years.

     TAX STATUS. For a discussion of the Federal tax status of income earned on IM-IT Units, see "Other Matters-- Federal Tax Status".

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $    58.89
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $     1.86
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................  $      --
      Estimated Net Annual Interest Income per Unit............................................................  $    57.03
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $    57.03
      Divided by 12............................................................................................  $     4.75
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $   .15841
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       5.70%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       5.79%
Initial Distribution (May 1994)................................................................................  $     1.58
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $     4.75
PURCHASED INTEREST <F5>........................................................................................  $     9.82
Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MAY 15, 1994

<F1> Excluding insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

30                            IM-IT-- Series 322

INSURED MUNICIPALS INCOME TRUST
SERIES 322 (IM-IT AND QUALITY MULTI-SERIES 219)
PORTFOLIO AS OF APRIL 14, 1994

              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        OFFERING
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          PRICE TO
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         IM-IT<F4>
$    450,000  Charleston County, South Carolina, Hospital Facilities Revenue
                Refunding and Improvement Bonds, Series 1992 (Medical Society
                Health System, Inc. Project) MBIA Insured                                 2002 @ 102
                #5.50% Due 10/1/2019.........................................     AAA     2010 @ 100 S.F.     $     404,267
   1,000,000  Chicago, Illinois, Wastewater Transmission Revenue Refunding
                Bonds, Series 1993 (FGIC Insured)                                         2003 @ 100
                #5.125% Due 1/1/2020.........................................     AAA     2014 @ 100 S.F.           845,160
   1,000,000  Rhode Island Convention Center Authority, Rhode Island, Revenue
                Bonds, Series 1993A (AMBAC Indemnity Insured)                             2003 @ 102
                5.75% Due 5/15/2020..........................................     AAA     2014 @ 100 S.F.           923,040
   1,000,000  City of Henderson, Nevada, Insured Health Facility, Refunding
                Revenue Bonds (Catholic Healthcare West) Series 1994A (AMBAC
                Indemnity Insured)                                                        2004 @ 102
                #5.00% Due 7/1/2020..........................................     YAAA    2010 @ 100 S.F.           828,150
     200,000  Sandusky Community Schools, County of Sanilac, State of
                Michigan (General Obligation-Unlimited Tax) Series 1994
                Refunding Bonds (AMBAC Indemnity Insured)                                 2004 @ 102
                #5.25% Due 5/1/2021..........................................     AAA     2015 @ 100 S.F.           173,896
   1,000,000  Piedmont Municipal Power Agency, South Carolina, Electric
                Revenue Refunding Bonds, Series 1992 (MBIA Insured)                       2003 @ 102
                #6.30% Due 1/1/2022..........................................     AAA     2015 @ 100 S.F.           991,980
     295,000  Jefferson County, Kentucky, Health Facilities Revenue Bonds,
                Series 1992A (Jewish Hospital Healthcare Services, Inc.
                Project) AMBAC Indemnity Insured                                          2002 @ 102
                #6.55% Due 5/1/2022..........................................     AAA     2016 @ 100 S.F.           300,793
   1,000,000  North Carolina Eastern Municipal Power Agency, Power System
                Revenue Bonds, Refunding Series 1993B (FGIC Insured)
                #6.25% Due 1/1/2023..........................................     AAA     2003 @ 102                985,280
     700,000  Washington State Health Care Facilities Authority, Revenue
                Bonds (Harrison Memorial Hospital, Bremerton) Series 1994
                (AMBAC Indemnity Insured)                                                 2004 @ 102
                #5.40% Due 8/15/2023.........................................     AAA     2015 @ 100 S.F.           611,303
   1,000,000  Metropolitan Pier and Exposition Authority (Illinois) McCormick
                Place Expansion Project, Revenue Bonds, Series 1992A (FGIC
                Insured)                                                                  2003 @ 102
                #6.50% Due 6/15/2027.........................................     AAA     2023 @ 100 S.F.         1,009,750
     500,000  South Carolina Public Service Authority, Revenue Bonds,
                Refunding Series 1993C (Santee Cooper) MBIA Insured                       2003 @ 102
                #5.125% Due 1/1/2032.........................................     AAA     2026 @ 100 S.F.           410,310
   1,000,000  Seattle, Washington, Metropolitan Seattle Sewer Revenue Bonds,
                Series W (MBIA Insured)                                                   2003 @ 102
                #6.30% Due 1/1/2033..........................................     AAA     2024 @ 100 S.F.           994,860
$  9,145,000                                                                                                  $   8,478,789

All of the Bonds in the portfolio are insured by one of the Preinsured Bond insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

                        California IM-IT-- Series 128                       31

CALIFORNIA IM-IT TRUST

      GENERAL. The California IM-IT Trust consists of 8 issues of Securities. One of the Bonds in the California IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total California IM-IT Trust) as follows: Certificates of Participation, 3 (35%); General Purpose, 1 (16%); Retail Electric/ Gas, 1 (16%); General Obligations, 1 (13%); Health Care, 1 (11%) and Public Building, 1 (9%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. The Trust will invest substantially all of its assets in California Municipal Obligations. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California Municipal Obligations.

     There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     California's economy is the largest among the 50 states and one of the largest in the world. The State's population of over 30 million represents 12% of the total United States population and grew by 27% in the 1980s. Total personal income in the State, at an estimated $662 billion in 1991, accounts for 13% of all personal income in the nation. Total employment is almost 14 million, the majority of which is in the service, trade and manufacturing sectors.

     Reports issued by the State Department of Finance and other sources indicate that the State's economy is suffering its worst recession since the 1930s, with prospects for recovery slower than for the nation as a whole. The State has lost over 800,000 jobs since the start of the recession in mid 1990 and additional job losses are expected before an upturn begins. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weaknesses statewide occurred in manufacturing, construction, services and trade and will be hurt in the next few years by continued cuts in federal defense spending and base closures. Unemployment is expected to remain well above the national average in 1994. The State's economy is only expected to pull out of the recession slowly, following the national recovery which has begun. Delay in recovery will exacerbate shortfalls in State revenues.

     Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

     Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

32                      California IM-IT-- Series 128

     Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62", have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

     California and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees and certain other non-tax funds, including bond proceeds.

     Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

     The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

     "Excess" revenues are measured over a two-year cycle. Local governments must return any excess to taxpayers by rate reduction. The State must refund 50% of any excess, with the other 50% paid to schools and community colleges. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

     During fiscal year 1986-87, State receipts from proceeds of taxes exceeded its appropriations limit by $1.1 billion, which was returned to taxpayers. Since that year, appropriations subject to limitation have been under the State limit. State appropriations are expected to be $3.7 billion under the limit for Fiscal Year 1993-94.

     Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of
Article XIIIA or Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiative or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

     As of April 1, 1994, California had approximately $18.1 billion of general obligation bonds outstanding, and $5.6 billion remained authorized but unissued. In addition, at June 30, 1993, the State had lease-purchase obligations, payable from the State's General Fund, of approximately $4.0 billion. Of the State's outstanding general obligation debt, approximately 28% is presently self-liquidating (for which program revenues are anticipated to be sufficient to reimburse the General Fund for debt service payments). Four general obligation bond propositions, totalling $5.9

                        California IM-IT-- Series 128                       33
billion, will be on the June, 1994 ballot. In Fiscal Year 1992-93, debt service on general obligation bonds and lease-purchase debt was approximately 4.1% of General Fund revenues. The State has paid the principal of and interest on its general obligation bonds, lease-purchase debt and short-term obligations when due.

     The principal sources of General Fund revenues in 1992-93 were the California personal income tax (44% of total revenues), the sales tax (38%), bank and corporation taxes (12%), and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the "Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund, but which is required to be replenished as soon as sufficient revenues are available. Year-end balances in the Economic Uncertainties Fund are included for financial reporting purposes in the General Fund balance. In most recent years, California has budgeted to maintain the Economic Uncertainties Fund at around 3% of General Fund expenditures but essentially no reserve has been budgeted in 1992-93 or 1993-1994 because reserves have been reduced by the recession.

     Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 34%).

     Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. As a result, the State entered a period of budget imbalance, with expenditures exceeding revenues for four of the last five fiscal years through 1991-92.

     As the State fell into a deep recession in the summer of 1990, the State budget fell sharply out of balance in the 1990-91 and 1991-92 fiscal years, despite significant expenditure cuts and tax increases. The State had accumulated a $2.8 billion budget deficit by June 30, 1992. This deficit also severely reduced the State's cash resources, so that it had to rely on external borrowing in the short-term markets to meet its cash needs.

     With the failure to enact a budget by July 1, 1992, the State had no legal authority to pay many of its vendors until the budget was passed; nevertheless, certain obligations (such as debt service, school apportionments, welfare payments and employee salaries) were payable because of continuing or special appropriations or court orders. However, the State Controller did not have enough cash to pay all of these ongoing obligations as they came due, as well as valid obligations incurred in the prior fiscal year.

     Starting on July 1, 1992, the Controller was required to issue "registered warrants" in lieu of normal warrants backed by cash to pay many State obligations. Available cash was used to pay constitutionally mandated and priority obligations. Between July 1 and September 3, 1992, the Controller issued an aggregate of approximately $3.8 billion of registered warrants, all of which were called for redemption by September 4, 1992 following enactment of the 1992-93 Budget Act and issuance by the State of $3.3 billion of Interim Notes.

     The 1992-93 Budget Act, when finally adopted, was projected to eliminate the State's accumulated deficit, with additional expenditure cuts and a $1.3 billion transfer of State education funding costs to local governments by shifting local property taxes to school districts. However, as the recession continued longer and deeper than expected, revenues once again were far below projections, and only reached a level just equal to the amount of expenditures. Thus, the State continued to carry its $2.8 billion budget deficit at June 30, 1993.

     The 1993-94 Budget Act was similar to the prior year, in reliance on expenditure cuts and an additional $2.6 billion transfer of costs to local government, particularly counties. A major feature of the budget was a two-year plan to eliminate the accumulated deficit by borrowing into the 1994-95 fiscal year. With the recession still continuing longer than expected, the 1994-95 Governor's Budget now projects that in the 1993-94 Fiscal Year, the General Fund will have $900 million less revenue and $800 million higher expenditures than budgeted. As a result revenues will only

34                      California IM-IT-- Series 128
exceed expenditures by about $400 million. If this projection is met, it will be the first operating surplus in four years; however, some budget analysts outside the Department of Finance project revenues in the balance of 1993-94 will not even meet the revised, lower projection. In addition, the General Fund may have some unplanned costs for relief related to the January, 17, 1994 Northridge earthquake.

     The State has implemented its short-term borrowing as part of the deficit elimination plan, and has also borrowed additional sums to cover cash flow shortfalls in the spring of 1994, for a total of $3.2 billion, coming due in July and December, 1994. Repayment of these short-term notes will require additional borrowing, as the State's cash position continues to be adversely affected.

     The Governor's 1994-95 Budget proposal recognizes the need to bridge a gap of around $5 billion by June 30, 1995. Over $3.1 billion of this amount is being requested from the federal government as increased aid, particularly for costs associated with incarcerating, educating and providing health and welfare services to undocumented immigrants. However, President Clinton has not included these costs in his proposed Fiscal 1995 Budget. The rest of the budget gap is proposed to be closed with expenditure cuts and projected $600 million of new revenue assuming the State wins a tax case presently pending in the U.S. Supreme Court. Thus the State will once again face significant uncertainties and very difficult choices in the 1994-95 budget, as tax increases are unlikely and many cuts and budget adjustments have been made in the past three years.

     The State's severe financial difficulties for the current and upcoming budget years will result in continued pressure upon various local governments, particularly school districts and counties which depend on State aid. Despite efforts in recent years to increase taxes and reduce governmental expenditures, there can be no assurance that the State will not face budget gaps in the future.

     State general obligation bonds are currently rated "Aa" by Moody's and "A+" by S&P. Both of these ratings were recently reduced from "AAA" levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

     The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues.

     Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. Local governments have in return received greater revenues and greater flexibility to operate health and welfare programs. To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991, but the proceedings have been dismissed.

     California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of

                        California IM-IT-- Series 128                       35
the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

     Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

     Several years ago the Richmond Unified School District (the "District") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

     The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

     Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

     Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the Issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

     The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

     Substantially all of California is within an active geologic region subject to major seismic activity. Any California Municipal Obligation in the Portfolio could be affected by an interruption of revenues because of damaged facilities,

36                      California IM-IT-- Series 128
or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

     TAX STATUS. For a discussion of the Federal tax status of income earned on California IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Orrick, Herrington & Sutcliffe, special counsel to the Fund for California tax matters, under existing California income and property tax law applicable to individuals who are California residents:

     (1) the California IM-IT Trust is not an association taxable as a corporation and the income of the California
        IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of California;
     (2) amounts treated as interest on the underlying Securities in the California IM-IT Trust which are exempt from tax under California personal income tax and property tax laws when received by the California IM-IT Trust will, under such laws, retain their status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying Securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax. Further, certain interest which is attributable to a Unitholder subject to the California personal income tax and which is treated as an item of tax preference for purposes of the federal alternative minimum tax pursuant to Section 57(a)(5) of the Internal Revenue Code of 1986 may also be treated as an item of tax preference that must be taken into account in computing such Unitholder's alternative minimum taxable income for purposes of the California alternative minimum tax enacted by 1987 California Statutes, chapter 1138. However, because of the provisions of the California Constitution exempting the interest on bonds issued by the State of California, or by local governments within the state, from taxes levied on income, the application of the new California alternative minimum tax to interest otherwise exempt from the California personal income tax in some cases may be unclear;
     (3) under California income tax law, each Unitholder in the California IM-IT Trust will have a taxable event when the California IM-IT Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gains when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total cost of each Unit in the California IM-IT Trust to a Unitholder is allocated among each of the Bond issues held in the California IM-IT Trust (in accordance with the proportion of the California IM-IT Trust comprised by each Bond issue) in order to determine his per Unit tax cost for each Bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per Unit tax cost of each Bond issue. Unitholders' bases in their units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on Securities delivered after the Unitholders' respective settlement dates;
     (4) under the California personal property tax laws, bonds (including the Securities in the California IM-IT Trust) or any interest therein is exempt from such tax;
     (5) any proceeds paid under the insurance policy issued to the California IM-IT Trust with respect to the Securities which represent maturing interest on defaulted obligations held by theTrustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations; and
     (6) under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the California IM-IT Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax

                        California IM-IT-- Series 128                       37
        Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

     At the respective times of issuance of the Securities, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax and California personal income tax are rendered by bond counsel to the respective issuing authorities. Except in certain instances in which Orrick, Herrington & Sutcliffe acted as bond counsel to issuers of Securities, and as such made a review of proceedings relating to the issuance of certain Securities at the time of their issuance, Orrick, Herrington & Sutcliffe has not made any special review for the California IM-IT Trust of the proceedings relating to the issuance of the Securities or of the basis for such opinions.

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   56.77
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $    2.11
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   54.66
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   54.66
      Divided by 12............................................................................................  $    4.56
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .15184
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       5.47%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       5.60%
Initial Distribution (May 1994)................................................................................  $    1.52
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $    4.56
PURCHASED INTEREST <F5>........................................................................................  $    9.46
Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MAY 15, 1994

<F1> Excluding insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

38                      California IM-IT-- Series 128

CALIFORNIA INSURED MUNICIPALS INCOME TRUST
SERIES 128 (IM-IT AND QUALITY MULTI-SERIES 219)
PORTFOLIO AS OF APRIL 14, 1994
                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        CALIFORNIA
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    400,000  Central Unified School District (Fresno County, California)
                General Obligation Bonds, Election 1992 (AMBAC Indemnity
                Insured)                                                                  2003 @ 102
                5.625% Due 3/1/2018..........................................     AAA     2004 @ 100 S.F.     $     375,864
     300,000  Los Angeles, California, Convention and Exhibition Center
                Authority, Lease Revenue Bonds, Refunding Series 1993A (MBIA
                Insured)                                                                  2003 @ 102
                #5.375% Due 8/15/2018........................................     AAA     2014 @ 100 S.F.           270,594
     315,000  City of Martinez (Contra Costa County, California) Certificates
                of Participation (1993 Water System Refunding Project) AMBAC
                Indemnity Insured                                                         2002 @ 103
                #5.25% Due 12/1/2018.........................................     AAA     2009 @ 100 S.F.           280,832
     475,000  Elsinore Valley Municipal Water District (Riverside County,
                California) Refunding Certificates of Participation, Series
                1992A (FGIC Insured)                                                      2002 @ 102
                #5.75% Due 7/1/2019..........................................     AAA     2013 @ 100 S.F.           448,305
     350,000  City of Anaheim, California, Certificates of Participation
                (Anaheim Memorial Hospital Association) AMBAC Indemnity
                Insured                                                                   2004 @ 102
                #5.125% Due 5/15/2020........................................     AAA     2014 @ 100 S.F.           304,118
     500,000  Lancaster Redevelopment Agency, California, Tax Allocation
                Bonds, Combined Redevelopment Project Areas Housing Program,
                Series 1993 (MBIA Insured)                                                2003 @ 102
                #5.80% Due 8/1/2023..........................................     AAA     2009 @ 100 S.F.           475,585
     310,000  California Statewide Communities Development Authority (Sisters
                of Charity of Leavenworth Health Services Corporation)
                Certificates of Participation (MBIA Insured)                              2003 @ 102
                #5.00% Due 12/1/2023.........................................     AAA     2015 @ 100 S.F.           260,999
     500,000  Los Angeles, California, Department of Water and Power,
                Electric Plant Refunding Revenue Bonds, Series 1993 (MBIA
                Insured)                                                                  2003 @ 102
                #5.875% Due 9/1/2030.........................................     AAA     2024 @ 100 S.F.           475,655
$  3,150,000                                                                                                  $   2,891,952

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

                         Michigan IM-IT-- Series 115                        39

MICHIGAN IM-IT TRUST

      GENERAL. The Michigan IM-IT Trust consists of 8 issues of Securities. Two of the Bonds in the Michigan IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Michigan IM-IT Trust) as follows: General Obligations, 2 (21%); Health Care, 1 (16%); Industrial Revenue, 1 (16%); Multi-Family Mortgage Revenue, 1 (16%); Water and Sewer, 1 (12%); Transportation, 1 (11%) and General Purpose, 1 (8%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. Investors should be aware that the economy of the State of Michigan has, in the past, proven to be cyclical, due primarily to the fact that the leading sector of the State's economy is the manufacturing of durable goods. While the State's efforts to diversify its economy have proven successful, as reflected by the fact that the share of employment in the State in the durable goods sector has fallen from 33.1 percent in 1960 to
17.9 percent in 1990, durable goods manufacturing still represents a sizable portion of the State's economy. As a result, any substantial national economic downturn is likely to have an adverse effect on the economy of the State and on the revenues of the State and some of its local governmental units.

     In May 1986, Moody's Investors Service raised the State's general obligation bond rating to "A1". In October 1989, Standard & Poor's Corporation raised its rating on the State's general obligation bonds to "AA".

     The State's economy could continue to be affected by changes in the auto industry, notably consolidation and plant closings resulting from competitive pressures and over-capacity. Such actions could adversely affect State revenues and the financial impact on the local units of government in the areas in which plants are closed could be more severe.

     General Motors Corporation has announced the scheduled closing of several of its plants in Michigan in 1993 and 1994. The impact these closures will have on the State's revenues and expenditures is not currently known. The impact on the financial condition of the municipalities in which the plants are located may be more severe than the impact on the State itself.

     In recent years, the State has reported its financial results in accordance with generally accepted accounting principles. For each of the five fiscal years ending with the fiscal year ended September 30, 1989, the State reported positive year-end General Fund balances and positive cash balances in the combined General Fund/School Aid Fund. For the fiscal years ending September 30, 1990 and 1991, the State reported negative year-end General Fund Balances of $310.4 million and $169.4 million, respectively, but ended the 1992 fiscal year with its general fund in balance and ended the 1993 fiscal year with a small general fund surplus. A positive cash balance in the combined General Fund/School Aid Fund was recorded at September 30, 1990. In the 1991 thru 1993 fiscal years the State experienced deteriorating cash balances which necessitated short term borrowing and the deferral of certain scheduled cash payments. The State borrowed $900 million for cash flow purposes in the 1993 fiscal year, which was repaid on September 30, 1993. The State's Budget Stabilization Fund received a $283 million transfer from the General Fund in the 1993 State fiscal year, bringing the fund balance to $303 million at September 30, 1993.

     The Michigan Constitution of 1963 limits the amount of total revenues of the State raised from taxes and certain other sources to a level for each fiscal year equal to a percentage of the State's personal income for the prior calendar year. In the event that the State's total revenues exceeds the limit by 1 percent or more, the Michigan Constitution of 1963 requires that the excess be refunded to taxpayers.

     On March 15, 1994, Michigan voters approved a school finance reform amendment to the State's Constitution which, among other things, increases the State sales tax rate from 4% to 6% and places a cap on property assessment increases for all property taxes. Such approval triggers the effectiveness of legislation under which the State's income tax rate will be cut from 4.6% to 4.4%, some property taxes will be reduced and school funding will be provided from a combination of property taxes and state revenues, some of which will be provided from other new or increased State taxes. The legislation also contains other proposals that may reduce or alter the revenues of local units of government, and tax increment bonds could be particularly affected. While the ultimate impact of the

40                       Michigan IM-IT-- Series 115
constitutional amendment and related legislation cannot yet be accurately predicted, investors should be alert to the potential effect of such measures upon the operations and revenues of Michigan local units of government.

     Although all or most of the Bonds in the Michigan IM-IT Trust are revenue obligations or general obligations of local governments or authorities rather than general obligations of the State of Michigan itself, there can be no assurance that any financial difficulties the State may experience will not adversely affect the market value or marketability of the Bonds or the ability of the respective obligors to pay interest on or principal of the Bonds, particularly in view of the dependency of local governments and other authorities upon State aid and reimbursement programs and, in the case of bonds issued by the State Building Authority, the dependency of the State Building Authority on the receipt of rental payments from the State to meet debt service requirements upon such bonds. In the 1991 fiscal year, the State deferred certain scheduled cash payments to municipalities, school districts, universities and community colleges. While such deferrals were made up at specified later dates, similar future deferrals could have an adverse impact on the cash position of some local governmental units. Additionally, the State reduced revenue sharing payments to municipalities below that level provided under formulas by $10.9 million in the 1991 fiscal year, up $34.4 million in the 1992 fiscal year, $45.5 million in the 1993 fiscal year and $64.6 million (budgeted) in the 1994 fiscal year.

     The Michigan IM-IT Trust may contain general obligation bonds of local units of government pledging the full faith and credit of the local unit which are payable from the levy of ad valorem taxes on taxable property within the jurisdiction of the local unit. Such bonds issued prior to December 22, 1978, or issued after December 22, 1978 with the approval of the electors of the local unit, are payable from property taxes levied without limitation as to rate or amount. With respect to bonds issued after December 22, 1978, and which were not approved by the electors of the local unit, the tax levy of the local unit for debt service purposes is subject to constitutional, statutory and charter tax rate limitations. In addition, several major industrial corporations have instituted challenges of their ad valorem property tax assessments in a number of local municipal units in the State. If successful, such challenges could have an adverse impact on the ad valorem tax bases of such units which could adversely affect their abiltiy to raise funds for operation and debt service requirements.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Michigan IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Miller, Canfield, Paddock and Stone, special counsel to the Fund for Michigan tax matters, under existing Michigan law:

     The Michigan IM-IT Trust and the owners of Units will be treated for purposes of the Michigan income tax laws and the Single Business Tax in substantially the same manner as they are for purposes of the Federal income tax laws, as currently enacted. Accordingly, we have relied upon the opinion of Messrs. Chapman and Cutler as to the applicability of Federal income tax under the Internal Revenue Code of 1986 to the Michigan IM-IT Trust and the Holders of Units.

     Under the income tax laws of the State of Michigan, the Michigan IM-IT Trust is not an association taxable as a corporation; the income of the Michigan IM-IT Trust will be treated as the income of the Unitholders and be deemed to have been received by them when received by the Michigan IM-IT Trust. Interest on the underlying Bonds which is exempt from tax under these laws when received by Michigan IM-IT Trust will retain its status as tax exempt interest to the Unitholders.

     For purposes of the foregoing Michigan tax laws, each Unitholder will be considered to have received his pro rata share of Bond interest when it is received by the Michigan IM-IT Trust, and each Unitholder will have a taxable event when the Michigan IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells his Certificate to the extent the transaction constitutes a taxable event for Federal income tax purposes. The tax cost of each unit to a Unitholder will be established and allocated for purposes of these Michigan tax laws in the same manner as such cost is established and allocated for Federal income tax purposes.

                         Michigan IM-IT-- Series 115                        41

     Under the Michigan Intangibles Tax, the Michigan IM-IT Trust is not taxable and the pro rata ownership of the underlying Bonds, as well as the interest thereon, will be exempt to the Unitholders to the extent the Michigan IM-IT Trust consists of obligations of the State of Michigan or its political subdivisions or municipalities, or of obligations of possessions of the United States.

     The Michigan Single Business Tax replaced the tax on corporate and financial institution income under the Michigan Income Tax, and the Intangible Tax with respect to those intangibles of persons subject to the Single Business Tax the income from which would be considered in computing the Single Business Tax. Persons are subject to the Single Business Tax only if they are engaged in "business activity", as defined in the Act. Under the Single Business Tax, both interest received by the Michigan IM-IT Trust on the underlying Bonds and any amount distributed from the Michigan IM-IT Trust to a Unitholder, if not included in determining taxable income for Federal income tax purposes, is also not included in the adjusted tax base upon which the Single Business Tax is computed, of either the Michigan IM-IT Trust or the Unitholders. If the Michigan IM-IT Trust or the Unitholders have a taxable event for Federal income tax purposes when the Michigan IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or the Unitholder redeems or sells his Certificate, an amount equal to any gain realized from such taxable event which was included in the computation of taxable income for Federal income tax purposes (plus an amount equal to any capital gain of an individual realized in connection with such event but excluded in computing that individual's Federal taxable income) will be included in the tax base against which, after allocation, apportionment and other adjustments, the Single Business Tax is computed. The tax base will be reduced by an amount equal to any capital loss realized from such a taxable event, whether or not the capital loss was deducted in computing Federal taxable income in the year the loss occurred. Unitholders should consult their tax advisor as to their status under Michigan law.

     Any proceeds paid under an insurance policy issued to the Trustee of the Trust, or paid under individual policies obtained by issuers of Bonds, which, when received by the Unitholders, represent maturing interest on defaulted obligations held by the Trustee, will be excludable from the Michigan income tax laws and the Single Business Tax if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. While treatment under the Michigan Intangibles Tax is not premised upon the characterization of such proceeds under the Internal Revenue Code, the Michigan Department of Treasury should adopt the same approach as under the Michigan income tax laws and the Single Business Tax.

     As the Tax Reform Act of 1986 eliminates the capital gain deduction for tax years beginning after December 31, 1986, the federal adjusted gross income, the computation base for the Michigan Income Tax, of a Unitholder will be increased accordingly to the extent such capital gains are realized when the Michigan IM-IT Trust disposes of a Bond or when the Unitholder redeems or sells a Unit, to the extent such transaction constitutes a taxable event for Federal income tax purposes.

42                       Michigan IM-IT-- Series 115

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   57.03
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $    2.13
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................  $     .12
      Estimated Net Annual Interest Income per Unit............................................................  $   54.78
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   54.78
      Divided by 12............................................................................................  $    4.57
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .15218
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       5.48%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       5.64%
Initial Distribution (May 1994)................................................................................  $    1.52
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $    4.57
PURCHASED INTEREST <F5>........................................................................................  $    9.51
Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MAY 15, 1994

<F1> Excluding insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

                         Michigan IM-IT-- Series 115                        43

MICHIGAN INSURED MUNICIPALS INCOME TRUST
SERIES 115 (IM-IT AND QUALITY MULTI-SERIES 219)
PORTFOLIO AS OF APRIL 14, 1994
                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        MICHIGAN
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    250,000  Michigan Municipal Bond Authority, Local Government Loan
                Program, Revenue Bonds (Wayne County Building Authority)
                Series 1994A (FGIC Insured)
                #6.00% Due 12/1/2013.........................................    YAAA     2004 @ 102          $     245,600
     500,000  Michigan State Housing Development Authority, Limited
                Obligation Revenue Bonds (Walled Lake Villa Project) Series
                1993 (FSA Insured)                                                        2004 @ 103
                6.00% Due 4/15/2018..........................................     AAA     2008 @ 100 S.F.           487,060
     500,000  Kent Hospital Finance Authority, Michigan, Hospital Revenue
                Refunding Bonds (Butterworth Hospital) Series 1993A (MBIA
                Insured)                                                                  2003 @ 102
                #5.375% Due 1/15/2019........................................     AAA     2014 @ 100 S.F.           445,390
     400,000  City of Detroit, Michigan, Water Supply System, Revenue and
                Refunding Bonds, Series 1993 (FGIC Insured)                               2004 @ 102
                #4.75% Due 7/1/2019..........................................     AAA     2016 @ 100 S.F.           326,320
     500,000  Chippewa Valley Schools, County of Macomb, State of Michigan,
                1993 School Building and Site Bonds (General
                Obligation-Unlimited Tax) FGIC Insured                                    2003 @ 102
                #5.00% Due 5/1/2021..........................................     AAA     2014 @ 100 S.F.           421,430
     185,000  Sandusky Community Schools, County of Sanilac, State of
                Michigan (General Obligation-Unlimited Tax) Series 1994
                Refunding Bonds (AMBAC Indemnity Insured)                                 2004 @ 102
                #5.25% Due 5/1/2021..........................................     AAA     2015 @ 100 S.F.           161,466
     365,000  State of Michigan, Comprehensive Transportation Revenue
                Refunding Bonds, Series 1992A                                             2002 @ 100
                #5.50% Due 5/15/2022.........................................     AA-     2013 @ 100 S.F.           326,394
     500,000  Michigan Strategic Fund, Limited Obligation Refunding Revenue
                Bonds (The Detroit Edison Company Pollution Control Bonds
                Project) Collateralized Series 1994AA (AMBAC Indemnity
                Insured)
                #5.875% Due 4/1/2024.........................................    YAAA     2004 @ 102                477,225
$  3,200,000                                                                                                  $   2,890,885


All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

44                       New Jersey IM-IT-- Series 91

NEW JERSEY IM-IT TRUST

      GENERAL. The New Jersey IM-IT Trust consists of 10 issues of Securities. One of the Bonds in the New Jersey IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total New Jersey IM-IT Trust) as follows: Health Care, 2 (24%); Public Building, 2 (24%); General Obligations, 1 (16%); Water and Sewer, 2 (16%); General Purpose, 1 (8%); Industrial Revenue, 1 (7%) and Other Care, 1 (5%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. As described above, the New Jersey IM-IT Trust consists of a portfolio of Bonds. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of the Bonds. The following information provides only a brief summary of some of the complex factors affecting the financial situation in New Jersey (the "State") and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

     New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,050 people per square mile, it is the most densely populated of all the states. The state's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. Historically, New Jersey's average per capita income has been well above the national average, and in 1992 the State ranked second among states in per capita personal income ($26,457).

     The New Jersey Economic Policy Council, a statutory arm of the New Jersey Department of Commerce and Economic Development, has reported in New Jersey Economic Indicators, a monthly publication of the New Jersey Department of Labor, Division of Labor Market and Demographic Research, that in 1988 and 1989 employment in New Jersey's manufacturing sector failed to benefit from the export boom experienced by many Midwest states and the State's service sectors, which had fueled the State's prosperity since 1982, lost momentum. In the meantime, the prolonged fast growth in the State in the mid 1980s resulted in a tight labor market situation, which has led to relatively high wages and housing prices. This means that, while the incomes of New Jersey residents are relatively high, the State's business sector has become more vulnerable to competitive pressures.

     The onset of the national recession (which officially began in July 1990 according to the National Bureau of Economic Research) caused an acceleration of New Jersey's job losses in construction and manufacturing. In addition, the national recession caused an employment downturn in such previously growing sectors as wholesale trade, retail trade, finance, utilities and trucking and warehousing. Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to an estimated 7.1% in December 1993, which is higher than the national average of 6.4% in December 1993. Economic recovery is likely to be slow and uneven in New Jersey, with unemployment receding at a correspondingly slow pace, due to the fact that some sectors may lag due to continued excess capacity. In addition, employers even in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Also, certain firms will continue to merge or downsize to increase profitability.

     Debt Service. The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. As of June 30, 1993, there was a total authorized bond indebtedness of approximately $8.98 billion, of which $3.6 billion was issued and outstanding, $4.0 billion was retired (including bonds for which provision for payment has been made through the sale and issuance of refunding bonds) and $1.38 billion was unissued. The debt service obligation for such outstanding indebtedness is $119.9 million for fiscal year 1994.

     New Jersey's Budget and Appropriation System. The State operates on a fiscal year beginning July 1 and ending June 30. At the end of fiscal year 1989, there was a surplus in the State's general fund (the fund into which all

                         New Jersey IM-IT-- Series 91                       45
State revenues not otherwise restricted by statute are deposited and from which appropriations are made) of $411.2 million. At the end of fiscal year 1990, there was a surplus in the general fund of $1 million. At the end of fiscal year 1991, there was a surplus in the general fund of $1.4 million. New Jersey closed its fiscal year 1992 with a surplus of $760.8 million. It is estimated that New Jersey closed its fiscal year 1993 with a surplus of $361.3 million.

     In order to provide additional revenues to balance future budgets, to redistribute school aid and to contain real property taxes, on June 27, 1990, and July 12, 1990, Governor Florio signed into law legislation which was estimated to raise approximately $2.8 billion in additional taxes (consisting of $1.5 billion in sales and use taxes and $1.3 billion in income taxes), the biggest tax hike in New Jersey history. There can be no assurance that receipts and collections of such taxes will meet such estimates.

     The first part of the tax hike took effect on July 1, 1990, with the increase in the State's sales and use tax rate from 6% to 7% and the elimination of exemptions for certain products and services not previously subject to the tax, such as telephone calls, paper products (which has since been reinstated), soaps and detergents, janitorial services, alcoholic beverages and cigarettes. At the time of enactment, it was projected that these taxes would raise approximately $1.5 billion in additional revenue. Projections and estimates of receipts from sales and use taxes, however, have been subject to variance in recent fiscal years.

     The second part of the tax hike took effect on January 1, 1991, in the form of an increased state income tax on individuals. At the time of enactment, it was projected that this increase would raise approximately $1.3 billion in additional income taxes to fund a new school aid formula, a new homestead rebate program and state assumption of welfare and social services costs. Projections and estimates of receipts from income taxes, however, have also been subject to variance in recent fiscal years. Under the legislation, income tax rates increased from their previous range of 2% to 3.5% to a new range of 2% to 7%, with the higher rates applying to married couples with incomes exceeding $70,000 who file joint returns, and to individuals filing single returns with incomes of more than $35,000.

     The Florio administration has contended that the income tax package will help reduce local property tax increases by providing more state aid to municipalities. Under the income tax legislation the State will assume approximately $289 million in social services costs that previously were paid by counties and municipalities and funded by property taxes. In addition, under the new formula for funding school aid, an extra $1.1 billion is proposed to be sent by the State to school districts beginning in 1991, thus reducing the need for property tax increases to support education programs.

     Effective July 1, 1992, the State's sales and use tax rate decreased from 7% to 6%.

     On June 29, 1993, Governor Florio signed the New Jersey Legislature's $15.9 billion budget for Fiscal Year 1994. The balanced budget does not rely on any new taxes, college tuition increases or any commuter fare increases, while providing a surplus of more than $400 million. Whether the State can achieve a balanced budget depends on its ability to enact and implement expenditure reductions and to collect the estimated tax revenues. The Fiscal Year 1994 Appropriations Act forecasts sales and use tax collections of $3.920 billion, a 7.5% increase from receipts estimated in the Revised Revenue Estimates for Fiscal Year 1993. It also forecasts gross income tax collections of $4.748 billion, a 10.6% increase from receipts estimated for Fiscal Year 1993, and corporation business tax collections of $1.1 billion, a 15.4% increase from receipts estimated for Fiscal Year 1993. However, projections and estimates of receipts from taxes have been subject to variance in recent years as a result of several factors, most recently a significant slowdown in the national, regional and State economies, sluggish employment and uncertainties in taxpayer behavior as a result of actual and proposed changes in Federal tax laws.

     Litigation. The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are cases challenging the following: the formula relating to State aid to public schools, the method by which the State shares with its counties maintenance recoveries and costs for residents in State institutions, unreasonably low Medicaid payment rates for long-term facilities in New Jersey, the obligation of counties to maintain Medicaid or Medicare eligible residents of institutions

46                       New Jersey IM-IT-- Series 91
and facilities for the developmentally disabled, taxes paid into the Spill Compensation Fund (a fund established to provide money for use by the State to remediate hazardous waste sites and to compensate other persons for damages incurred as a result of hazardous waste discharge) based on Federal preemption, various provisions, and the constitutionality of the Fair Automobile Insurance Reform Act of 1990, the State's method of funding the judicial system, certain provisions of New Jersey's hospital rate-setting system, the adequacy of Medicaid reimbursement for services rendered by doctors and dentists to Medicaid eligible children, the Commissioner of Health's calculation of the hospital assessment required by the Health Care Cost Reduction Act of 1991, refusal of the State to share with Camden County federal funding the State recently received for disproportionate share hospital payments made to county psychiatric facilities, and recently enacted legislation calling for a revaluation of several New Jersey public employee pension funds in order to provide additional revenues for the State's general fund. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

     At any given time, there are various numbers of claims and cases pending against the State, State agencies and employees seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Tort Claims Act. In addition, at any given time, there are various numbers of contract claims against the State and State agencies seeking recovery of monetary damages. The State is unable to estimate its exposure for these claims.

     Debt Ratings. For many years, both Moody's Investors Service, Inc. and Standard and Poor's Corporation rated New Jersey general obligation bonds Aaa and "AAA", respectively. On July 3, 1991, however, Standard and Poor's Corporation downgraded New Jersey general obligation bonds to "AA+." On June 4, 1992, Standard and Poor's Corporation placed New Jersey general obligation bonds on CreditWatch with negative implications, citing as its principal reason for its caution the unexpected denial by the federal government of New Jersey's request for $450 million in retroactive Medicaid payments for psychiatric hospitals. These funds were critical to closing a $1 billion gap in the State's $15 billion budget for fiscal year 1992 which ended on June 30, 1992. Under New Jersey state law, the gap in the budget must be closed before the new budget year begins on July 1, 1992. Standard and Poor's suggested the State could close fiscal 1992's budget gap and help fill fiscal 1993's hole by a reversion of $700 million of pension contributions to its general fund under a proposal to change the way the State calculates its pension liability.

     On July 6, 1992, Standard and Poor's Corporation reaffirmed its "AA+" rating for New Jersey general obligation bonds and removed the debt from its CreditWatch list, although it stated that New Jersey's long-term financial outlook was negative. Standard and Poor's Corporation was concerned that the State was entering fiscal 1993 with only a $26 million surplus and remained concerned about whether the State economy would recover quickly enough to meet lawmakers' revenue projections. It also remained concerned about the recent federal ruling leaving in doubt how much the State was due in retroactive Medicaid reimbursements and a ruling by a federal judge, now on appeal, of the State's method for paying for uninsured hospital patients. There can be no assurance that these ratings will continue or that particular bond issues may not be adversely affected by changes in the State or local economic or political conditions.

     On August 24, 1992, Moody's Investors Service Inc. downgraded New Jersey general obligation bonds to "Aa1," stating that the reduction reflected a developing pattern of reliance on nonrecurring measures to achieve budgetary balance, four years of financial operations marked by revenue shortfalls and operating deficits, and the likelihood that serious financial pressures will persist.

     Although New Jersey recently received $412 million in settlement of its $450 million dispute with the federal government for retroactive Medicaid reimbursements, neither Moody's nor Standard and Poor's has revised its rating for New Jersey general obligation bonds.

     TAX STATUS. For a discussion of the Federal tax status of income earned on New Jersey IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel to the Fund for New Jersey tax matters, under existing law:

                         New Jersey IM-IT-- Series 91                       47

     (1) The New Jersey IM-IT Trust will be recognized as a trust and not an association taxable as a corporation. The New Jersey IM-IT Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.
     (2) With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the New Jersey IM-IT Trust which is allocable to each such Unitholder will be treated as the income of such Unitholder under the New Jersey Gross Income Tax. Interest on the underlying Bonds which would be exempt from New Jersey Gross Income Tax if directly received by such Unitholder will retain its status as tax-exempt interest when received by the New Jersey IM-IT Trust and distributed to such Unitholder. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from New Jersey Gross Income Tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.
     (3) A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity), when the Unitholder redeems or sells his Units or upon payment of any proceeds under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing principal on defaulted obligations held by the Trustee. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.
     (4) Units of the New Jersey IM-IT Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.
     (5) If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the New Jersey IM-IT Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the Bonds by the New Jersey IM-IT Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest or maturing pincipal on defaulted obligations held by the Trustee will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax if, and to the same extent as, such interest or proceeds would have been so included if paid by the issuer of the defaulted obligations.

48                       New Jersey IM-IT-- Series 91

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   56.16
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $    2.07
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   54.09
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   54.09
      Divided by 12............................................................................................  $    4.51
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .15022
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       5.41%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       5.50%
Initial Distribution (May 1994)................................................................................  $    1.50
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $    4.51
PURCHASED INTEREST <F5>........................................................................................  $    9.36
Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MAY 15, 1994

<F1> Excluding Insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

                         New Jersey IM-IT-- Series 91                       49

NEW JERSEY INSURED MUNICIPALS INCOME TRUST
SERIES 91 (IM-IT AND QUALITY MULTI-SERIES 219)
PORTFOLIO AS OF APRIL 14, 1994
                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        NEW JERSEY
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    250,000  New Jersey Health Care Facilities Financing Authority, Revenue
                Bonds, Riverview Medical Center Issue, Series 1994 (AMBAC
                Indemnity Insured)                                                        2004 @ 102
                #5.50% Due 7/1/2013..........................................     AAA     2012 @ 100 S.F.     $     235,735
     500,000  New Brunswick Parking Authority (County of Middlesex, New
                Jersey) Parking Refunding Revenue Bonds, Series 1993 (FGIC
                Insured)                                                                  2003 @ 102
                #5.40% Due 9/1/2015..........................................     AAA     2009 @ 100 S.F.           460,975
     500,000  New Jersey Health Care Facilities Financing Authority, Revenue
                Bonds, Allegany Health System (Our Lady of Lourdes Medical
                Center Issue) Series 1993 (MBIA Insured)                                  2003 @ 102
                #5.20% Due 7/1/2018..........................................     AAA     2014 @ 100 S.F.           446,075
     140,000  Camden County Improvement Authority, Camden County, New Jersey,
                County Guaranteed Revenue Bonds (Camden County Health
                Services Center Project) Series 1993B (AMBAC Indemnity
                Insured)                                                                  2003 @ 102
                #5.25% Due 12/1/2018.........................................     AAA     2012 @ 100 S.F.           125,626
     250,000  The Hoboken-Union City-Weehawken Sewerage Authority (New
                Jersey) Sewer Revenue Bonds, Refunding Series 1992 (MBIA
                Insured)                                                                  2002 @ 102
                #6.20% Due 8/1/2019..........................................     AAA     2016 @ 100 S.F.           253,110
     250,000  New Jersey Economic Development Authority, Revenue Bonds (Saint
                Barnabas Realty Development Corporation Project) Series 1993
                (MBIA Insured)                                                            2003 @ 102
                #5.25% Due 7/1/2020..........................................     AAA     2014 @ 100 S.F.           223,608
     250,000  New Jersey Sports and Exposition Authority, Convention Center
                Luxury Tax Bonds, Series 1992A (MBIA Insured)                             2002 @ 102
                #6.25% Due 7/1/2020..........................................     AAA     2014 @ 100 S.F.           254,037
     500,000  The Essex County Improvement Authority (Essex County, New
                Jersey) County General Obligation Lease Revenue Refunding
                Bonds, Series 1993 (AMBAC Indemnity Insured)                              2003 @ 102
                #5.50% Due 12/1/2020.........................................     AAA     2014 @ 100 S.F.           463,220
     260,000  The Passaic Valley Water Commission (New Jersey) 1992 Water
                Supply System Revenue Bonds, Series A (FGIC Insured)                      2002 @ 102
                #6.40% Due 12/15/2022........................................     AAA     2013 @ 100 S.F.           267,317
     215,000  Industrial Pollution Control Financing Authority of Salem
                County (New Jersey) Pollution Control Revenue Refunding Bonds
                (Public Service Electric and Gas Company Project) Series
                1993C (MBIA Insured)
                5.55% Due 11/1/2033..........................................     AAA     2003 @ 102                196,469
$  3,115,000                                                                                                  $   2,926,172

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

50                     Pennsylvania IM-IT-- Series 185

PENNSYLVANIA IM-IT TRUST

      GENERAL. The Pennsylvania IM-IT Trust consists of 8 issues of Securities. One of the Bonds in the Pennsylvania IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Pennsylvania IM-IT Trust) as follows: Retail Electric/Gas, 3 (41%); Water and Sewer, 2 (25%); Health Care, 2 (24%) and General Obligations, 1 (10%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. Investors should be aware of certain factors that might affect the financial conditions of the Commonwealth of Pennsylvania. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. The major new sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.5 billion in crop and livestock products annually, while agribusiness and food related industries support $38 billion in economic activity annually.

     Non-agricultural employment in the Commonwealth declined by 5.1 percent during the recessionary period from 1980 to 1983. In 1984, the declining trend was reversed as employment grew by 2.9 percent over 1983 levels. From 1983 to 1990, Commonwealth employment continued to grow each year, increasing an additional 14.3 percent. For the last two years, unemployment in the Commonwealth has declined 1.9 percent. The growth in employment experienced in Pennsylvania is comparable to the growth in employment in the Middle Atlantic Region which has occurred during this period.

     Back to back recessions in the early 1980's reduced the manufacturing sector's employment levels moderately during 1980 and 1981, sharply during 1982, and even further in 1983. Non-manufacturing employment has increased steadily since 1980 to its 1992 level of 81.3 percent of total Commonwealth employment. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing
18.7 percent of 1992 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1992 the services sector accounted for
29.3 percent of all non-agricultural employment while the trade sector accounted for 22.7 percent.

     From 1983 to 1989, Pennsylvania's annual average unemployment rate dropped from 11.8 percent to 4.5 percent, falling below the national rate in 1986 for the first time in over a decade. Pennsylvania's annual average unemployment rate remained below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9 percent in 1991 and 7.5 percent in 1992. As of February 1994, the seasonally adjusted unemployment rate for the Commonwealth was 5.1 percent compared to 6.5 percent for the United States.

     The five year period from fiscal 1989 through fiscal 1993 was marked by public health and welfare costs growing at a rate double the growth for all the state expenditures. Rising caseloads, increased utilization of services and rising prices joined to produce the rapid rise of public health and welfare costs at a time when a national recession caused tax revenues to stagnate and even decline. During the period from fiscal 1989 through fiscal 1993, public health and welfare costs rose by an average annual rate of 10.9 percent while tax revenues were growing at an average annual rate of 5.5 percent. Consequently, spending on other budget programs was restrained to a growth rate below 5.0 percent and sources of revenues other than taxes became larger components of fund revenues. Among those sources are transfers from other funds and hospital and nursing home pooling of contributions to use as federal matching funds.

     Tax revenues declined in fiscal 1991 as a result of the recession in the economy. A $2.7 billion tax increase enacted for fiscal 1992 brought financial stability to the General Fund. That tax increase included several taxes with

                       Pennsylvania IM-IT-- Series 185                      51
retroactive effective dates which generated some one-time revenues during fiscal 1992. The absence of those revenues in fiscal 1993 contributed to the decline in tax revenues shown for fiscal 1993.

     It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

     Financial information for the General Fund is maintained on a budgetary basis of accounting. A budgetary basis of accounting is used for the purpose of ensuring compliance with the enacted operating budget and is governed by applicable statutes of the Commonwealth and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles ("GAAP"). The budgetary basis financial information maintained by the Commonwealth to monitor and enforce budgetary control is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

     Fiscal 1991 Financial Results. GAAP Basis: During fiscal 1991 the General Fund experienced an $861.2 million operating deficit resulting in a fund balance deficit of $980.9 million at June 30, 1991. The operating deficit was a consequence of the effect of a national recession that restrained budget revenues and pushed expenditures above budgeted levels. At June 30, 1991, a negative unreserved-undesignated balance of $1,146.2 million was reported. During fiscal 1991 the balance in the Tax Stabilization Reserve Fund was used to maintain vital state spending.

     Budgetary Basis: A deficit of $453.6 million was recorded by the General Fund at June 30, 1991. The deficit was a consequence of higher than budgeted expenditures and lower than estimated revenues during the fiscal year brought about by the national economic recession that began during the fiscal year. The budgetary basis deficit at June 30, 1991 was carried into the 1992 fiscal year and funded in the fiscal 1992 budget. A number of actions were taken throughout the fiscal year by the Commonwealth to mitigate the effects of the recession on budget revenues and expenditures. Actions taken, together with normal appropriation lapses, produced $871 million in expenditure reductions and revenue increases for the fiscal year. The most significant of these actions were a $214 million transfer from the Pennsylvania Industrial Development Authority, a $134 million transfer from the Tax Stabilization Reserve Fund, and a pooled financing program to match federal Medicaid funds replacing $145 million of state funds.

     Fiscal 1992 Financial Results. GAAP Basis: During fiscal 1992 the General Fund reported a $1.1 billion operating surplus. This operating surplus was achieved through legislated tax rate increases and tax base broadening measures enacted in August 1991 and by controlling expenditures through numerous cost reduction measures implemented throughout the fiscal year. As a result of the fiscal 1992 operating surplus, the fund balance has increased to $87.5 million and the unreserved-undesignated deficit has dropped to $138.6 million from its fiscal 1991 level of $1,146.2 million.

     Budgetary Basis: Eliminating the budget deficit carried into fiscal 1992 from fiscal 1991 and providing revenues for fiscal 1992 budgeted expenditures required tax revisions that are estimated to have increased receipts for the 1992 fiscal year by over $2.7 billion. Total revenues for the fiscal year were $14,516.8 million, a $2,654.5 million increase over cash revenues during fiscal 1991. Originally based on forecasts for an economic recovery, the budget revenue estimates were revised downward during the fiscal year to reflect continued recessionary economic activity. Largely due to the tax revisions enacted for the budget, corporate tax receipts totalled $3,761.2 million, up from $2,656.3 million in fiscal 1991, sales tax receipts increased by $302 million to $4,499.7 million, and personal income tax receipts totalled $4,807.4 million, an increase of $1,443.8 million over receipts in fiscal 1991.

     As a result of the lowered revenue estimate during the fiscal year, increased emphasis was placed on restraining expenditure growth and reducing expenditure levels. A number of cost reductions were implemented during the fiscal year and contributed to $296.8 million of appropriation lapses. These appropriation lapses were responsible for the $8.8 million surplus at fiscal year-end, after accounting for the required ten percent transfer of the surplus to the Tax Stabilization Reserve Fund.

     Spending increases in the fiscal 1992 budget were largely accounted for by increases for education, social services and corrections programs. Commonwealth funds for the support of public schools were increased by 9.8 percent to provide a $438 million increase to $4.9 billion for fiscal 1992. The fiscal 1992 budget provided additional

52                     Pennsylvania IM-IT-- Series 185
funds for basic and special education and included provisions designed to help restrain the annual increase of special education costs, an area of recent rapid cost increases. Child welfare appropriations supporting county operated child welfare programs were increased $67 million, more than 31.5 percent over fiscal 1991. Other social service areas such as medical and cash assistance also received significant funding increases as costs have risen quickly as a result of the economic recession and high inflation rates of medical care costs. The costs of corrections programs, reflecting the marked increase in the prisoner population, increased by 12 percent. Economic development efforts, largely funded from bond proceeds in fiscal 1991, were continued with General Fund appropriations for fiscal 1992.

     The budget included the use of several Medicaid pooled financing transactions. These pooling transactions replaced $135 million of Commonwealth funds, allowing total spending under the budget to increase by an equal amount.

     Fiscal 1993 Financial Results--GAAP Basis. The fund balance of the General Fund increased by $611.4 million during the fiscal year, led by an increase in the unreserved balance of $576.8 million over the prior fiscal year balance. At June 30, 1993, the fund balance totaled $698.9 and the unreserved/undesignated balance totaled $64.4 million. A continuing recovery of the Commonwealth's financial condition from the effects of the national economic recession of 1990 and 1991 is demonstrated by this increase in the balance and a return to a positive unreserved/ undesignated balance. The previous positive unreserved/undesignated balance was recorded in fiscal 1987. For the second consecutive fiscal year the increase in the unreserved/undesignated balance exceeded the increase recorded in the budgetary basis unappropriated surplus during the fiscal year.

     Budgetary Basis. The 1993 fiscal year closed with revenues higher than anticipated and expenditures about as projected, resulting in an ending unappropriated balance surplus (prior to the ten percent transfer to the Tax Stabilization Reserve Fund) of $242.3 million, slightly higher than estimated in May 1993. Cash revenues were $41.5 million above the budget estimate and totaled $14.633 billion representing less than a one percent increase over revenues for the 1992 fiscal year. A reduction in the personal income tax rate in July 1992 and revenues from retroactive corporate tax increases received in fiscal 1992 were responsible, in part, for the low revenue growth in fiscal 1993.

     Appropriations less lapses totaled an estimated $13.870 billion representing a 1.1 percent increase over those during fiscal 1992. The low growth in spending is a consequence of a low rate of revenue growth, significant one-time expenses during fiscal 1992, increased tax refund reserves to cushion against adverse decisions on pending litigations, and the receipt of federal funds for expenditures previously paid out of Commonwealth funds.

     By state statute, ten percent of the budgetary basis unappropriated surplus at the end of a fiscal year is to be transferred to the Tax Stabilization Reserve Fund. The transfer for the fiscal 1993 balance is $24.2 million. The remaining unappropriated surplus of $218.0 million was carried forward into the 1994 fiscal year.

     Fiscal 1994 Budget (Budgetary Basis). The enacted 1994 fiscal year budget provides for $14.995 billion of appropriations of Commonwealth funds. The largest increase in appropriations is for the Department of Public Welfare--$235 million--to meet the increasing costs of medical care and rising caseloads. Other large increases are education--$196 million--including $129 million to increase state educational subsidies for the most needy school districts and $104 million for correctional institutions to pay operating costs and lease payments for five new prisons and to expand the capacity of two existing facilities.

     The continuing rise in medical assistance costs cannot be met from the resources provided by a much slower growing tax revenue base. Consequently, program and financial changes must be implemented to keep costs within budget limits. For fiscal 1994, the Commonwealth plans to save $247 million by receiving federal reimbursement for hospital services provided to state general assistance recipients. Prior to this time, those costs were fully paid by the Commonwealth. In addition, the Commonwealth will continue to use pooled financing for medical assistance costs using intergovernmental transfers in place of voluntary contributions as was done in earlier fiscal years. Through the pooled financing, additional federal reimbursements may be drawn to support the medical assistance program. The pooled financing is anticipated to replace $99 million of Commonwealth funds in the 1994 fiscal year budget.

                       Pennsylvania IM-IT-- Series 185                      53

     The budget estimates revenue growth of 3.7 percent over fiscal 1993 actual revenues. The revenue estimate is based on an expectation of continued economic recovery, but at a slow rate. Sales tax receipts are projected to rise 4.4 percent over 1993 receipts while personal income tax receipts are projected to increase by 3.3 percent, a rate that is low because of the tax rate reduction in July 1992.

     In February 1994, the Governor recommended $46.4 million of additional appropriations be enacted for fiscal 1994, raising total appropriations to $15,041.7 million. The largest increase in additional appropriations is $27.3 million to make audit payments to the federal Department of Health and Human Services. No change to the aggregate commonwealth revenue estimate was made although individual tax estimates have been revised to reflect actual receipts to date and the tax refund estimate was reduced to reflect a favorable ruling in Philadelphia Suburban Corp. vs. Commonwealth. Through February 1994, revenues are slightly ($1.1 million or 0.01 percent) above estimate as below estimate corporate tax receipts are being offset by above estimate sales tax, personal income tax and non-tax revenue receipts.

     Upon completion of a review of actual expenditures and revised estimates for the remainder of fiscal 1994, lapses of current and prior years' appropriations are projected to be $163.0 million. The projected lapses and the beginning unappropriated surplus contribute to a projected ending unappropriated surplus of $296.8 million before the required ten percent transfer to the Tax Stabilization Reserve Fund.

     Proposed Fiscal 1995 Budget. For the fiscal year beginning July 1, 1994, the Governor has proposed a budget containing a 4.1 percent increase in appropriations over the actual and proposed supplemental appropriations for fiscal 1994. Total appropriations recommended amount to $15,665 million. The budget is balanced by drawing down of a projected $267 million unappropriated surplus for fiscal 1994. The fastest growing portion of the budget continues to be medical assistance which is proposed to receive the largest increase, $264 million or 42.4 percent of the proposed net increase in spending. Other program areas budgeted to receive major increases are education-- $165 million--and corrections--$126 million. The proposed budget recommends a tightening of eligibility criteria for state-financed welfare benefits as a cost reduction measure. Those individuals not meeting the revised criteria would only qualify for 60 days of cash grants in a two-year period.

     The Governor's proposal also includes a recommended reduction in the corporate net income tax rate from 12.25 percent to 9.99 percent over a three year period. The corporate tax cut and a proposed increase in poverty exemption for the person income tax are estimated to cost $124.7 million in fiscal 1995.

     The recommended budget includes Commonwealth revenue growth of 4.7 percent without the effect of the proposed tax reduction. The revenue estimate is based on the expectation of a continued slow national economic recovery and continued economic growth of the Pennsylvania economy at a rate slightly below the national rate. Total estimate Commonwealth revenue, adjusted for refunds and the proposed tax reduction, is $15,400 million.

     All outstanding general obligation bonds of the Commonwealth are rated AA-by S&P and A1 by Moody's.

     Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     The City of Philadelphia ("Philadelphia") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

     For the fiscal year ending June 30, 1991, Philadelphia experienced a cumulative General Fund balance deficit of $153.5 million. The audit findings for the fiscal year ending June 30, 1992, place the Cumulative General Fund balance deficit at $224.9.

     Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA") to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June, 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council on January 3, 1992, and approved by the PICA Board and signed by the Mayor on January

54                     Pennsylvania IM-IT-- Series 185
8, 1992. At this time, Philadelphia is operating under a five year fiscal plan approved by PICA on April 6, 1992. Full implementation of the five year plan was delayed due to labor negotiations that were not completed until October 1992, three months after the expiration of the old labor contracts. The terms of the new labor contracts are estimated to cost approximately $144.0 million more than what was budgeted in the original five year plan. An amended five year plan was apporoved by PICA in May 1993. The audit findings show a surplus of approximately $3 million for the fiscal year ending June 30, 1993. The fiscal 1994 budget projects no deficit and a balanced budget for the year ending June 30, 1994. The Mayor presented the latest update of the five year financial plan on January 13, 1994; it will be considered by PICA in the spring of 1994.

     In June 1992, PICA issued $474,555,000 of its Special Tax Revenue Bonds to provide financial assistance to Philadelphia and to liquidate the cumulative General Fund balance deficit. In July 1993, PICA issued $643,430,000 of Special Tax Revenue Bonds to refund certain general obligation bonds of the city and to fund additional capital projects.

     As of the date hereof, the ratings on the City's long-term obligations supported by payments from the City's General Fund are rated Ba by Moody's and BB by S&P. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds in the Pennsylvania IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Pennsylvania IM-IT Trust to pay Interest on or principal of the Bonds.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Saul, Ewing, Remick & Saul, counsel to the Fund for Pennsylvania tax matters, under existing law:

     (1) Units evidencing fractional undivided interest in the Pennsylvania IM-IT Trust, which are represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision are not taxable under any of the personal property taxes presently in effect in Pennsylvania;
     (2) distributions of interest income to Unitholders are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;
     (3) a Unitholder may have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph upon the redemption or sale of his Units but not upon the disposition of any of the Securities in the Pennsylvania IM-IT Trust to which the Unitholder's Units relate;
     (4)   Units are subject to Pennsylvania inheritance and estate taxes;
     (5) a Unitholder which is a corporation may have a taxable event under the Pennsylvania Corporate Net Income Tax when it redeems or sells its Units. Interest income distributed to Unitholders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of the Units into account in determining the taxable value of their Shares subject to Shares Tax;
     (6) Under Act No. 68 of December 3, 1993, gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unitholders who are individual will be subject to Pennsylvania

                       Pennsylvania IM-IT-- Series 185                      55
        Personal Income Tax and, for residents of Philadelphia, to Philadelphia School District Investment Income Tax. For Unitholders which are corporations, the distributed gains will be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund will nevertheless be taxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994. However, for gains from the sale, exchange or other disposition of these Bonds to be taxable under the Philadelphia School District Investment Income Tax, the Bonds must be held for six months or less;
     (7) any proceeds paid under the insurance policy issued to the Trustee or obtained by the issuers of the Bonds with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and
     (8) The Fund is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

     On December 3, 1993, change to Pennsylvania law affecting taxation of income and gains from the sale of Commonwealth of Pennsylvania and local obligations were enacted. Among these changes was the repeal of the exemption from tax of gains realized upon the sale or other disposition of such obligations. The Pennsylvania Department of Revenue has not issued any regulations or other guidance concerning these changes. The opinions expressed above are based on our analysis of the law but are subject to modification upon review of regulations or other guidance that may be issued by the Department of Revenue.

     In rendering its opinion, Saul, Ewing, Remick & Saul has not, for timing reasons, made an independent review of proceedings related to the issuance of the Bonds. It has relied on Van Kampen Merritt Inc. for assurance that the Bonds have been issued by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth.

56                     Pennsylvania IM-IT-- Series 185

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME <F1>
      Estimated Annual Interest Income per Unit................................................................  $    57.43
      Less: Estimated Annual Expense per Unit <F2>.............................................................  $     1.69
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................  $      --
      Estimated Net Annual Interest Income per Unit............................................................  $    55.74
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $    55.74
      Divided by 12............................................................................................  $     4.65
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $   .15484
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F1><F3><F4><F5>.......................................       5.57%
ESTIMATED LONG-TERM RETURN <F3><F4><F5>........................................................................       5.68%
Initial Distribution (May 1994)................................................................................  $     1.55
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F5>....................................................................  $     4.65
PURCHASED INTEREST <F6>........................................................................................  $     9.64
Trustee's Annual Fee <F1>.............. $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MAY 15, 1994

<F1> During the first year the Trustee will reduce its fee by approximately
     $.39 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued"
     Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $57.82. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.08; and estimated net annual interest income per Unit will remain the same as shown. See "Estimated Current Returns and Estimated Long-Term Returns." Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $2,969.
<F2> Excluding Insurance costs.
<F3> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F4> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current
     Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated
     Current Return calculation includes only net annual interest income and Public Offering Price.
<F5> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F6> See "Unitholder Explanations--Purchased and Accrued Interest".

                       Pennsylvania IM-IT-- Series 185                      57

PENNSYLVANIA INSURED MUNICIPALS INCOME TRUST
SERIES 185 (IM-IT AND QUALITY MULTI-SERIES 219)
PORTFOLIO AS OF APRIL 14, 1994
                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        PENNSYLVANIA
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    250,000  Hollidaysburg Borough Authority, Blair County, Pennsylvania,
                Guaranteed Water Revenue Bonds, Series 1994**                             2004 @ 100
                6.25% Due 1/1/2014 (MBIA Insured)............................    YAAA     2009 @ 100 S.F.     $     251,250
     500,000  City of Philadelphia, Pennsylvania, Water and Wastewater
                Revenue Bonds, Series 1993 (Capital Guaranty Insured)
                #5.50% Due 6/15/2014.........................................     AAA     2003 @ 102                459,270
     300,000  Hempfield School District, Lancaster County, Pennsylvania,
                General Obligation Bonds, Series 1994 (FGIC Insured)                      2004 @ 100
                #5.30% Due 10/15/2014........................................     AAA     2011 @ 100 S.F.           268,821
     250,000  City of Philadelphia, Pennsylvania, Gas Works Revenue Bonds,
                Fifteenth Series (AMBAC Indemnity Insured)                                2004 @ 102
                #5.00% Due 8/1/2015..........................................    YAAA     2011 @ 100 S.F.           213,420
     230,000  Bucks County Industrial Development Authority, Bucks County,
                Pennsylvania, Hospital Revenue Refunding Bonds (Grand View
                Hospital) Series 1993 (AMBAC Indemnity Insured)                           2003 @ 102
                #5.25% Due 7/1/2021..........................................     AAA     2013 @ 100 S.F.           199,357
     500,000  Lehigh County (Pennsylvania) Industrial Development Authority,
                Pollution Control Revenue Refunding Bonds, Series 1992A
                (Pennsylvania Power and Light Company Project) MBIA Insured
                6.40% Due 11/1/2021..........................................     AAA     2002 @ 102                506,290
     500,000  Lehigh County General Purpose Authority (Pennsylvania) Hospital
                Revenue Bonds (Lehigh Valley Hospital, Inc.) Series 1994A
                (MBIA Insured)                                                            2004 @ 102
                #6.25% Due 7/1/2022..........................................    YAAA     2017 @ 100 S.F.           497,860
     500,000  Beaver County Industrial Development Authority, Pennsylvania,
                Pollution Control Revenue Refunding Bonds, Series 1993A (Ohio
                Edison Company Mansfield Project) AMBAC Indemnity Insured
                #5.45% Due 9/15/2033.........................................     AAA     2003 @ 102                439,610
$  3,030,000                                                                                                  $   2,835,878

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

58                      West Virginia IM-IT-- Series 4

WEST VIRGINIA IM-IT TRUST

      GENERAL. The West Virginia IM-IT Trust consists of 10 issues of Securities. One of the Bonds in the West Virginia IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total West Virginia IM-IT Trust) as follows: Water and Sewer, 3 (40%); Retail Electric/Gas, 2 (26%); Health Care, 1 (19%); Industrial Revenue, 2 (7%); General Obligations, 1 (6%) and Public Education, 1 (2%). No Bond issue has received a provisional rating.

     TAX STATUS. For a discussion of the Federal tax status of income earned on West Virginia IM-IT Trust Units see "Other Matters--Federal Tax Status".

     The assets of the West Virginia IM-IT Trust will consist of interest-bearing obligations issued by or on behalf of the State of West Virginia ("West Virginia") or counties, municipalities, authorities or political subdivisions thereof the interest on which is expected to qualify as exempt from West Virginia income taxes (the "West Virginia Bonds") or by the Commonwealth of Puerto Rico, Guam or the United States Virgin Islands (the "Possession Bonds") (collectively, the "Bonds").

     Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes and (iii) interest on the West Virginia Bonds, if received directly by a Unitholder would be exempt from the West Virginia personal income tax applicable to individuals (the "West Virginia Personal Income Tax"). At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to the West Virginia Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption of interest from the West Virginia Personal Income Tax. Neither the Sponsor nor its counsel has made any review for the West Virginia
IM-IT Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith. The opinion set forth below does not address the taxation of persons other than full-time residents of West Virginia.

     In the opinion of Chapman and Cutler, special counsel to the Fund for West Virginia tax matters, under existing law as of the date of this prospectus and based upon the assumptions set forth above:

     (1) The West Virginia IM-IT Trust will not be subject to tax under the West Virginia Corporation Net Income Tax, the West Virginia Business Franchise Tax, or the West Virginia Personal Income Tax.
     (2) Each Unitholder will be treated as owning directly a pro rata portion of each asset of the Trust. Accordingly, income on the Bonds which is exempt from the West Virginia Personal Income Tax when received by the West Virginia IM-IT Trust, and which would be exempt from the West Virginia Personal Income Tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the West Virginia IM-IT Trust and distributed to such Unitholder.
     (3) For Unitholders subject to the West Virginia Corporation Net Income Tax, income of the West Virginia IM-IT Trust received by them is not exempt from the West Virginia Corporation Net Income Tax. However, such Unitholders may be entitled to a credit against the tax imposed under the West Virginia Corporation Net Income Tax Law based on their ownership of Units in the West Virginia IM-IT Trust. Unitholders should consult their own advisors regarding the applicability and computation of any such credit.
     (4) To the extent that interest income derived from the West Virginia IM-IT Trust by a Unitholder with respect to Possession Bonds is excludable from gross income for federal income tax purposes pursuant to 48 U.S.C.
Section 745, 48 U.S.C. Section 1423a or 48 U.S.C. Section 1403, such interest income will not be subject to the West Virginia Personal Income Tax.

                        West Virginia IM-IT-- Series 4                      59
     (5) Each Unitholder will recognize gain or loss for West Virginia Personal Income Tax purposes if the Trustee disposes of a bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the West Virginia IM-IT Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes.
     (6) Insurance proceeds paid under policies which represent maturing interest on defaulted obligations which are excludable from gross income for federal income tax purposes should be excludable from the West Virginia Personal Income Tax to the same extent as such interest would have been if paid by the issuer of such Bonds held by the West Virginia IM-IT Trust.
     (7) The West Virginia Personal Income Tax does not permit a deduction of interest paid on indebtedness incurred or continued to purchase or carry Units in the West Virginia IM-IT Trust to the extent that interest income related to the ownership of Units is exempt from the West Virginia Personal Income Tax.

     We have not examined any of the Bonds to be deposited and held in the West Virginia IM-IT Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from federal income taxation of interest on the Bonds or from the West Virginia Personal Income Tax of interest or profits on the West Virginia Bonds if interest thereon had been received directly by a Unitholder.

     Moreover, no opinion is expressed herein regarding collateral tax consequences under West Virginia law relating to the ownership of the Units or the applicability of other West Virginia taxes, such as the West Virginia property and estate taxes. We have been informally advised by the Legal Division of the West Virginia Department of Tax and Revenue that Units may be subject to the West Virginia property tax (regardless of whether the Bonds held by the West Virginia IM-IT Trust would be exempt from such tax if held directly by a Unitholder).

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   57.81
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $    2.04
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   55.77
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   55.77
      Divided by 12............................................................................................  $    4.65
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .15492
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       5.58%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       5.59%
Initial Distribution (May 1994)................................................................................  $    1.55
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $    4.65
PURCHASED INTEREST <F5>........................................................................................  $    9.63
Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MAY 15, 1994

<F1> Excluding insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term

60                      West Virginia IM-IT-- Series 4
     Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

                        West Virginia IM-IT-- Series 4                      61

WEST VIRGINIA INSURED MUNICIPALS INCOME TRUST
SERIES 4 (IM-IT AND QUALITY MULTI-SERIES 219)
PORTFOLIO AS OF APRIL 14, 1994
                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        WEST VIRGINIA
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    500,000  The County Commission of Monongalia County, West Virginia,
                Pollution Control Revenue Bonds (West Penn Power Company,
                Fort Martin Station Project) Series 1993B (MBIA Insured)
                5.95% Due 4/1/2013...........................................     AAA     2003 @ 102          $     494,120
      50,000  West Virginia School Building Authority, Revenue Capital
                Improvement Bonds, Refunding Series 1992B (MBIA Insured)                  2002 @ 100
                #5.75% Due 7/1/2015..........................................     AAA     2013 @ 100 S.F.            47,893
     250,000  Wheeling, West Virginia, Waterworks and Sewer System Revenue
                Refunding Bonds, Series 1992B (FGIC Insured)                              2002 @ 100
                #6.65% Due 12/1/2015.........................................     AAA     2013 @ 100 S.F.           259,118
     100,000  Mason County, West Virginia, Pollution Control Revenue
                Refunding Bonds (Ohio Power Company Project) Series B (AMBAC
                Indemnity Insured)
                #5.45% Due 12/1/2016.........................................     AAA     2003 @ 102                 92,003
     600,000  West Virginia State Hospital Finance Authority, Hospital
                Revenue Refunding Bonds (West Virginia University Medical
                Corp. Issue) Series 1992 (MBIA Insured)                                   2002 @ 102
                6.10% Due 1/1/2018...........................................     AAA     2008 @ 100 S.F.           596,424
     200,000  Puerto Rico Commonwealth, General Obligation Refunding Bonds,
                Series 1993 (Capital Guaranty Insured)                                    2003 @ 101.5
                #5.25% Due 7/1/2018..........................................     AAA     2014 @ 100 S.F.           179,622
     100,000  Putnam County, West Virginia, Pollution Control Revenue Bonds
                (Appalachian Power Company Project) Series D (AMBAC Indemnity
                Insured)
                #5.45% Due 6/1/2019..........................................     AAA     2003 @ 102                 91,596
     300,000  Mason County, West Virginia, Pollution Control Revenue
                Refunding Bonds (Appalachian Power Company) Series I (MBIA
                Insured)
                #6.85% Due 6/1/2022..........................................     AAA     2002 @ 102                317,112
     500,000  Huntington, West Virginia, Sewer Revenue Refunding Bonds,
                Series 1993 (FSA Insured)                                                 2003 @ 102
                #5.375% Due 11/1/2023........................................     AAA     2019 @ 100 S.F.           446,915
     500,000  West Virginia Water Development Authority, West Virginia, Water
                Development Revenue Refunding Bonds (Loan Program II) Series
                1993A-II (FSA Insured)                                                    2003 @ 102
                #5.75% Due 11/1/2029.........................................     AAA     2024 @ 100 S.F.           463,650
$  3,100,000                                                                                                  $   2,988,453

All of the Bonds in the portfolio are insured by one of the Preinsured Bond insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

62                    South Carolina QUALITY-- Series 75

SOUTH CAROLINA QUALITY TRUST

      GENERAL. The South Carolina Quality Trust consists of 9 issues of Securities. None of the Bonds in the South Carolina Quality Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total South Carolina Quality Trust) as follows: Health Care, 3 (33%); Water and Sewer, 2 (20%); Certificates of Participation, 2 (19%); Retail Electric/Gas, 1 (18%) and General Purpose, 1 (10%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. Although all of the Bonds in the South Carolina Quality Trust are revenue obligations or general obligations of local governments or authorities rather than general obligations of the State of South Carolina itself, there can be no assurance that any financial difficulties the State may experience will not adversely affect the market value or marketability of the Bonds or the ability of the respective obligors to pay interest on or principal of the Bonds. The information regarding the financial condition of the State is included for the purpose of providing information about general economic conditions that may affect issuers of the Bonds in South Carolina.

     From the early 1920's to the present time, the State's economy has been dominated by the textile industry with over one out of every three manufacturing workers directly or indirectly related to the textile industry. While the textile industry is still the major industrial employer in the State, since 1950 the State's economy has undergone a gradual transition. The economic base of the State has diversified as the trade and service sectors developed and with the added development of the durable goods manufacturing industries, South Carolina's economy now resembles more closely that of the United States.

     Personal income in the State increased by 4.2% in the fiscal year ended June 30, 1992, while that of the U.S. increased by 4.0%. For this same fiscal year, unemployment in South Carolina was 6.1%, compared with the national rate of 7.1%.

     The State Constitution requires the General Assembly to provide a balanced budget and requires that if there be a deficit, such deficit shall be provided for in the succeeding fiscal year. The State Constitution also provides that the State Budget and Control Board may, if a deficit appears likely, effect such reductions in appropriations as may be necessary to prevent a deficit. At the November 6, 1984 general election there was approved a constitutional amendment providing that annual increases in State appropriations may not exceed the average growth rate of the economy of the State and that the annual increase in the number of State employees may not exceed the average growth of population of the State. The State Constitution also establishes a General Reserve Fund to be maintained in an amount equal to 4% of General Fund revenue for the latest fiscal year. Despite the efforts of the State Budget and Control Board, deficits were experienced in each of the fiscal years ended June 30, 1981, June 30, 1982, June 30, 1985 and June 30, 1986. All deficits have been funded out of the General Reserve Fund. For the fiscal years ending June 30, 1983 and 1984, the State had cash surpluses. As of June 30, 1985 the balance in the General Reserve Fund was $89,100,000.

     At its July, 1985 meeting the State Budget and Control Board, acting upon advice that a shortfall in General Fund revenues for the fiscal year ending June 30, 1985 might develop, froze all supplemental appropriations pending the final accounting of the General Fund for fiscal year 1985. On August 8, 1985, the Office of the Comptroller General advised the State Budget and Control Board that General Fund expenditures for the fiscal year ended June 30, 1985 did exceed General Fund revenues by $11,936,636. Obedient to the constitutional mandate that a casual deficit shall be provided for in the succeeding fiscal year, the State Budget and Control Board delayed certain hiring and capital improvements scheduled to be made in fiscal year 1986 in an amount sufficient to meet the fiscal year 1985 budget shortfall. In January of the fiscal year ended June 30, 1986 the State Budget and Control Board was advised of a possible shortfall of $46,346,968. The Board immediately reduced State agency appropriations by the amount of the anticipated shortfall. Notwithstanding this action, at the end of fiscal year 1986, it became apparent that a shortfall would result. In August of 1986, the State Budget and Control Board voted to fund the deficit by transferring

                      South Carolina QUALITY-- Series 75                    63
$37,353,272 from the General Reserve Fund to the General Fund, bringing the balance in the General Reserve Fund to $51.8 million.

     At the November 5, 1986 meeting of the Budget and Control Board, the Board of Economic Advisors advised that it had reduced its revenue estimate for the current fiscal year by $87,434,452. As required by the provisions of the Capital Expenditure Fund, the Board applied $27,714,661 budgeted for this fund to the anticipated shortfall. This action left a remaining shortfall of $59,719,791 which the Budget and Control Board funded by imposing a 2.6% cut in expenditures. In a February, 1987 meeting of the Board, a further cut in expenditures of 0.8% was ordered.

     After net downward revisions of $122 million in estimated revenues during the year, the actual revenue collections exceeded the final estimate of $37 million, resulting in a surplus for the fiscal year ending June 30, 1987, of $20.5 million. The General Reserve Fund received $6.6 million during the year in accordance with the Appropriation Act, and $17 million of the year-end surplus was transferred to the General Reserve Fund, bringing the balance in the General Reserve Fund to $75.4 million at June 30, 1987.

     On August 5, 1988, it was announced that for the fiscal year ending June 30, 1988, the Budgetary General Fund had a surplus of $107.5 million. The surplus resulted from a $117.3 million excess of revenues over expenditures. The State will use $52.6 million of the surplus to fund supplemental appropriations, $28.3 million to fund the Capital Reserve, and $20.5 million for an early buy-out of a school bus lease agreement. The General Assembly will decide how the State will spend the remaining $6.1 million.

     The General Reserve Fund received $25.1 million during the 1987-88 fiscal year in accordance with the Appropriation Act. During the year, the General Assembly reduced the required funding of the General Reserve Fund from 4% to 3% of the latest completed fiscal year's actual revenue. The General Assembly used $14.4 million of the resulting excess to fund the 1987-1988 Supplemental Appropriation Act, leaving $86.1 million in the General Reserve Fund at June 30, 1988. The full-funding amount at that date, however, was only $80.8 million. In accordance with the 1988-1989 Appropriation Act, the excess of $5.3 million will help fund 1988-1989 appropriations.

     At the November 8, 1988 general election there was approved a constitutional amendment reducing from 4% to 3% the amount of General Fund revenue which must be kept in the General Reserve Fund, and removing the provisions requiring a special vote to adjust this percentage. The amendment also created a Capital Reserve Fund equal to 2% of General Fund revenue. Before March 1 of each year, the Capital Reserve Fund must be used to offset mid-year budget reductions before mandating cuts in operating appropriations, and after March 1, the Capital Reserve Fund may be appropriated by a special vote in separate legislation by the General Assembly to finance in cash previously authorized capital improvement bond projects, retire bond principal or interest on bonds previously issued, and for capital improvements or other nonrecurring purposes which must be ranked in order of priority of expenditure. Monies in the Capital Reserve Fund not appropriated or any appropriation for a particular project or item which has been reduced due to application of the monies to year-end deficit, must go back to the General Fund.

     For the fiscal year ended June 30, 1989, the State had a surplus of $129,788,135. At June 30, 1989, the balance in the General Reserve Fund was $87,999,428.

     Because of anticipated revenue shortfalls for the fiscal year 1989-1990, the State Budget and Control Board committed $42.4 million of the $58.7 million Capital Reserve Fund in April, 1990. Lack of sufficient funding at year end resulted in an additional use of $4.5 million from the Capital Reserve Fund. After the above reductions, the State had a fiscal year 1989-1990 surplus of $13,159,892 which was used to fund supplemental appropriations of $1,325,000 and the Capital Reserve Fund at $11,834,892. At June 30, 1990, the balance in the General Reserve Fund was $94,114,351.

     During 1990-91 fiscal year, the State Budget and Control Board has approved mid-year budget changes in November of 1990 and again in February of 1991, to offset lower revenue estimates. Those changes included committing the Capital Reserve Fund appropriation ($62,742,901) and reducing agency appropriations in an additional amount necessary to offset (together with automatic expenditure reductions that are tied to revenue levels) what would otherwise be a projected deficit of approximately $132.6 million. On May 14 and May 21, 1991, the Budget and Control Board, responding to April revenue figures and unofficial estimates indicating an additional

64                    South Carolina QUALITY-- Series 75
shortfall of $30 to $50 million, ordered an immediate freeze on all personnel activities, from hiring to promotions; a freeze on purchasing, with limited exceptions; and an indefinite halt to new contracts and contract renewals. The Board also asked the General Assembly for the power to furlough government workers periodically during the next fiscal year.

     In the past, the State's budgetary accounting principles allowed revenue to be recorded only when the State received the related cash. On July 30, 1991, the Budget and Control Board approved a change in this principle for sales tax revenue beginning with the fiscal year ended June 30, 1991. The Board's resolution requires that sales taxes collected by merchants in June and received by the State in July be reported as revenue in June rather than in July. This change resulted in a $5.2 million decrease in reported 1990-91 sales tax revenue and a one-time $83.1 million addition to fund balance. The one-time adjustment increases the fund balance to the level it would be if the new principle had been in effect in years before 1990-91. Following such action, the year-end balance in the General Reserve Fund was $33.4 million.

     At its July 30, 1991, meeting the Budget and Control Board also took action with respect to the 1991-92 fiscal year. On July 26, 1991, the Board of Economic Advisors advised the Budget and Control Board that it projected a revenue shortfall of $148 million for the fiscal year 1991-92 budget of $3.581 billion. In response, the Budget and Control Board eliminated the two percent (2%) Capital Reserve Fund appropriation of $65.9 million and reduced other expenditures across the board by three percent (3%). On February 10, 1992, the Board of Economic Advisers advised the Budget and Control Board that it had revised its estimate of revenues for the current fiscal year downward by an additional $55 million. At its February 11, 1992 meeting, the Budget and Control Board responded by imposing an additional one percent (1%) across the board reduction of expenditures (except with respect to approximately $10 million for certain agencies). At its February 13, 1992 meeting, the Budget and Control Board restored a portion of the one percent (1%) reduction to four (4>) education-related agencies totalling approximately $5.7 million. These expenditure reduction measures, when coupled with revenue increases projected by the Budget and Control Board, resulted in an estimated balance of approximately $1.4 million in the General Fund for the fiscal year 1991-92. Subsequently, the Budget and Control Board announced that the State had incurred a $54 million deficit for fiscal year 1991-92. This deficit will be offset by the General Reserve Fund and a small amount saved by state agencies and local government, leaving the State with an estimated $7.5 million balance for the 1991-92 fiscal year.

     Responding to these recurrent operating deficits, Standard & Poor's Corp. has placed the State's AAA-rated general obligation debt on its CreditWatch, and on January 29, 1993, this rating was reduced to AA+.

     On August 22, 1992, the Budget and Control Board adopted a plan to reduce appropriations under the 1992 Appropriations Act because of revenue shortfall projections of approximately $200 million for the 1992-93 fiscal year. These reductions were based on the rate of growth in each agency's budget over the past year. On September 15, 1992, the Supreme Court of South Carolina enjoined the Budget and Control Board from implementing its proposed plan for budget reductions on the grounds that the Board had authority to make budget reductions only across the board based on total appropriations. In response to this decision, the Board instituted a 4% across the board reduction which, together with funds from the Capital Reserve Fund, was sufficient to balance the budget for the current fiscal year.

     Prospective investors should study with care the portfolio of Bonds in the South Carolina Quality Trust and should consult with their investment advisers as to the merits of particular issues in the portfolio.

     TAX STATUS. For a discussion of the Federal tax status of income earned on South Carolina Quality Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Sinkler & Boyd, special counsel to the Fund for South Carolina tax matters, under existing South Carolina law:

     (1) By the provision of paragraph (j) of Section 3 of Article 10 of the South Carolina Constitution (revised 1977) intangible personal property is specifically exempted from any and all ad valorem taxation.
     (2) Pursuant to the provisions of Section 12-1-60 the interest of all bonds, notes or certificates of indebtedness issued by or on behalf of the State of South Carolina and any authority, agency, department

                      South Carolina QUALITY-- Series 75                    65
        or institution of the State and all counties, school districts, municipalities, divisions and subdivisions of the State and all agencies thereof are exempt from income taxes and that the exemption so granted extends to all recipients of interest paid thereon through the Trust. (This opinion does not extend to so-called 63-20 obligations.)
     (3) The income of the Trust would be treated as income to each Unitholder of the Trust in the proportion that the number of Units of the Trust held by the Unitholder bears to the total number of Units of the Trust outstanding. For this reason, interest derived by the Trust that would not be includable in income for South Carolina income tax purposes when paid directly to a South Carolina Unitholder will be exempt from South Carolina income taxation when received by the Trust and attributed to such South Carolina Unitholder.
     (4) Each Unitholder will recognize gain or loss for South Carolina state income tax purposes if the Trustee disposes of a Bond (whether by sale, payment on maturity, retirement or otherwise) or if the Unitholder redeems or sells his Unit.
     (5) The Trust would be regarded, under South Carolina law, as a common trust fund and therefore not subject to taxation under any income tax law of South Carolina.

     The above described opinion of Sinkler & Boyd has been concurred in by an informal ruling of the South Carolina Tax Commission pursuant to Section 12-3-170 of the South Carolina Code.

66                    South Carolina QUALITY-- Series 75

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   57.28
      Less: Estimated Annual Expense per Unit..................................................................  $    2.10
      Estimated Net Annual Interest Income per Unit............................................................  $   55.18
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   55.18
      Divided by 12............................................................................................  $    4.60
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .15327
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3>...............................................       5.52%
ESTIMATED LONG-TERM RETURN <F2><F3>............................................................................       5.67%
Initial Distribution (May 1994)................................................................................  $    1.53
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F3>....................................................................  $    4.60
PURCHASED INTEREST <F4>........................................................................................  $    9.55
Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MAY 15, 1994

<F1> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F2> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F3> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F4> See "Unitholder Explanations--Purchased and Accrued Interest".

                      South Carolina QUALITY-- Series 75                    67

SOUTH CAROLINA INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES 75 (IM-IT AND QUALITY MULTI-SERIES 219)
PORTFOLIO AS OF APRIL 14, 1994
                                                                                                               OFFERING
                                                                                                               PRICE TO
                                                                                                               SOUTH
              NAME OF ISSUER, TITLE, INTEREST RATE AND                    RATING<F2>                           CAROLINA
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR             STANDARD              REDEMPTION          QUALITY
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                           & POOR'S   MOODY'S    FEATURE<F3>         TRUST<F4>
$    560,000  Charleston County, South Carolina, Charleston Public
                Facilities Corp., Refunding Certificates of
                Participation (MBIA Insured)
                #160M--6.10% Due 6/1/2010..........................    YAAA       YAaa     2004 @ 102          $     159,170
                #400M--6.10% Due 6/1/2011..........................    YAAA       YAaa     2004 @ 102                395,712
     100,000  Berkeley County, South Carolina, Water and Sewer
                System Revenue Refunding Bonds, Series 1993 (MBIA
                Insured)
                #0.00% Due 6/1/2011................................     AAA        Aaa                                35,271<F6>
     250,000  Greenville Hospital System, South Carolina, Hospital
                Facilities Revenue Refunding Bonds, Series 1993C                           2003 @ 102
                #5.50% Due 5/1/2016................................     AA-        N/R     2012 @ 100 S.F.           226,967
     500,000  Grand Strand Water and Sewer Authority, South
                Carolina, Waterworks and Sewer System Revenue
                Refunding Bonds, Series 1992 (MBIA Insured)                                2002 @ 100
                #6.00% Due 6/1/2019................................     AAA        Aaa     2013 @ 100 S.F.           495,950
     500,000  Charleston County, South Carolina, Hospital
                Facilities Revenue Refunding and Improvement Bonds,
                Series 1992 (Medical Society Health System, Inc.
                Project) MBIA Insured                                                      2002 @ 102
                #5.50% Due 10/1/2019...............................     AAA        Aaa     2010 @ 100 S.F.           455,010
     540,000  Piedmont Municipal Power Agency, South Carolina,
                Electric Revenue Refunding Bonds (Detachable Call
                Option) Series 1992                                                        2003 @ 102
                #6.375% Due 1/1/2025...............................     A-          A      2023 @ 100 S.F.           538,677
     250,000  Charleston County, South Carolina, Hospital
                Facilities Revenue Refunding Bonds (Bon Secours
                Health System Project) Series 1993A (FSA Insured)                          2003 @ 102
                #5.625% Due 8/15/2025..............................     AAA        Aaa     2014 @ 100 S.F.           228,278
     300,000  South Carolina State Public Service Authority,
                Revenue Refunding Bonds, Series 1993C                                      2003 @ 102
                #5.125% Due 1/1/2032...............................     A+         A1      2026 @ 100 S.F.           248,349
$  3,000,000                                                                                                   $   2,783,384

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

68                           Notes to Portfolios

NOTES TO PORTFOLIOS:

AS OF THE DATE OF DEPOSIT: APRIL 14, 1994
(1) All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from August 5, 1993 to April 14, 1994. These Securities have expected settlement dates ranging from April 14, 1994 to May 18, 1994 (see "Unitholder Explanations").

(2) All ratings are by Standard & Poor's Corporation unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's Investors Service, Inc. The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters-- Description of Securities Ratings".
(3) There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Unitholder Explanations--Bond Redemptions". To the extent that the Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph <F2>under "Other Matters--Federal Tax Status".
(4) Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price").
(5) Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:

                                          ANNUAL                      PROFIT
                                         INSURANCE      COST TO     (LOSS) TO   ANNUAL INTEREST   BID SIDE EVALUATION
TRUST                                      COST         SPONSOR      SPONSOR    INCOME TO TRUST        OF BONDS
IM-IT.................................      --       $   8,423,334  $   55,455  $       530,248   $       8,409,125
California IM-IT......................      --       $   2,831,351  $   60,601  $       174,288   $       2,868,500
Michigan IM-IT........................  $      365   $   2,872,808  $   18,077  $       175,038   $       2,866,335
New Jersey IM-IT......................      --       $   2,887,117  $   39,055  $       174,423   $       2,902,469
Pennsylvania IM-IT....................      --       $   2,792,456  $   43,422  $       174,100   $       2,813,200
West Virginia IM-IT...................      --       $   2,986,827  $    1,626  $       183,425   $       2,965,438
South Carolina Quality................      --       $   2,756,339  $   27,045  $       169,273   $       2,760,338

                             Notes to Portfolios                            69

     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor.
     Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:

                                            PERCENT OF
                                        AGGREGATE PRINCIPAL     RANGE OF DAYS SUBSEQUENT
TRUST                                         AMOUNT            TO FIRST SETTLEMENT DATE
IM-IT...............................            0%                         --
California IM-IT....................            0%                         --
Michigan IM-IT......................            0%                         --
New Jersey IM-IT....................            0%                         --
Pennsylvania IM-IT..................            8%                       27 days
West Virginia IM-IT.................            0%                         --
South Carolina Quality..............            0%                         --

     On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, California IM-IT, Michigan IM-IT, New Jersey IM-IT, Pennsylvania IM-IT, West Virginia IM-IT and South Carolina Quality Trusts were higher than the bid side evaluations of such Securities by 0.76%, 0.74%, 0.77%, 0.76%, 0.75%, 0.74% and 0.77%, respectively, of the aggregate principal amounts of such Securities.
     "#" indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status".
(6) This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 3% of the aggregate principal amount of the Securities in the South Carolina Quality Trust are "zero coupon" bonds.

(7) The issuer of this Bond has sold or reserved the right to sell to third parties all or a portion of its right to call the Bond in accordance with the redemption provisions of the Bond. See "Unitholder
     Explanations--Settlement of Bonds in the Trusts--Bond Redemptions."

70                               Underwriting

     UNDERWRITING. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

      NAME                                         ADDRESS                                                    IM-IT UNITS
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                 3,000
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,254
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                  500
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                   250
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              250
Principal Financial Securities, Inc.        Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas             250
                                              75201
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           250
  Unit Investment Trust Department            10292
Roosevelt & Cross Inc.                      20 Exchange Place, New York, New York 10005                             250
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas Texas 75270                         250
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                           250
B. C. Ziegler and Company                   215 North Main Street, West Bend, Wisconsin 53095                       200
Dain Bosworth Incorporated                  100 Dain Tower, Minneapolis, Minnesota 55402                            100
First of Michigan Corporation               100 Renaissance Center, 26th Floor, Detroit, Michigan 48243             100
Gruntal & Co. Incorporated                  14 Wall Street, New York, New York 10005                                100
J. J. B. Hilliard, W. L. Lyons, Inc.        501 South Fourth Street, Louisville, Kentucky 40202                     100
William R. Hough & Company                  100 Second Avenue South, 8th Floor, St. Petersburg, Florida             100
                                              33701
Huntleigh Securities Corporation            222 South Central, 3rd Floor, St. Louis, Missouri 63105                 100
Kemper Securities, Inc.                     77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601               100
Mabon Securities Corp.                      One Liberty Plaza, 165 Broadway, New York, New York 10006               100
Nathan & Lewis Securities, Inc.             119 West 40th Street, New York, New York 10018                          100
Rauscher Pierce Refsnes, Inc.               Plaza of the Americas, 2500 North Tower, Dallas, Texas 75201            100
Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                     100
Smith Barney Shearson                       2 World Trade Center, 101st Floor, New York, New York 10048             100
Wheat, First Securities, Inc.               River Front Plaza, 901 East Byrd Street, Richmond, Virginia             100
                                              23219
                                                                                                                  9,004

                                                                                                              CALIFORNIA
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,320
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   250
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                  100
Kemper Securities, Inc.                     77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601               100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
                                                                                                                  3,070

                                                                                                               MICHIGAN
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,019
First of Michigan Corporation               100 Renaissance Center, 26th Floor, Detroit, Michigan 48243             500
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   250
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
Roney & Co.                                 One Griswold, Detroit, Michigan 48226                                   100
                                                                                                                  3,069

                                 Underwriting                               71

                                                                                                              NEW JERSEY
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  1,856
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              250
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   250
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           250
  Unit Investment Trust Department            10292
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Janney Montgomery Scott Inc.                1801 Market Street, 11th Floor, Philadelphia, Pennsylvania              100
                                              19103
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                  100
Ryan, Beck & Co.                            80 Main Street, West Orange, New Jersey 07052                           100
Smith Barney Shearson                       2 World Trade Center, 101st Floor, New York, New York 10048             100
                                                                                                                  3,106

                                                                                                             PENNSYLVANIA
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  1,561
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           500
  Unit Investment Trust Department            10292
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   250
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                        100
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Janney Montgomery Scott Inc.                1801 Market Street, 11th Floor, Philadelphia, Pennsylvania              100
                                              19103
Legg Mason Wood Walker, Inc.                111 South Calvert Street, Baltimore, Maryland 21202                     100
Parker/Hunter, Incorporated                 600 Grant Street, Pittsburgh, Pennsylvania 15219                        100
Wheat, First Securities, Inc.               River Front Plaza, 901 East Byrd Street, Richmond, Virginia             100
                                              23219
                                                                                                                  3,011

                                                                                                             WEST VIRGINIA
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,423
Ferris, Baker Watts, Inc.                   100 Light Street, Baltimore, Maryland 21203                             250
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                        100
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
Smith Barney Shearson                       2 World Trade Center, 101st Floor, New York, New York 10048             100
Wheat, First Securities, Inc.               River Front Plaza, 901 East Byrd Street, Richmond, Virginia             100
                                              23219
                                                                                                                  3,173

                                                                                                            SOUTH CAROLINA
                                                                                                             QUALITY TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,455
J. C. Bradford & Co.                        330 Commerce Street, Nashville, Tennessee 37201                         100
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                  100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
                                                                                                                  2,955

     Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The

72                               Underwriting
Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

     In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "Trust Administration--General--Sponsor and Underwriter Compensation" and "Portfolio" for the applicable Trust.

     Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

                             Trust Administration                           73

FUND ADMINISTRATION AND EXPENSES

     SPONSOR. Van Kampen Merritt Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen Merritt Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen Merritt Inc. management owns a significant minority equity position. Van Kampen Merritt Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal office at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1993 the total stockholders' equity of Van Kampen Merritt Inc. was $122,167,000 (audited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust or to any Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     As of November 30, 1993, the Sponsor and its affiliates managed or supervised approximately $38.5 billion of investment products, of which over $25 billion is invested in municipal securities. The Sponsor and its affiliates managed $23 billion of assets, consisting of $8.2 billion for 19 open end mutual funds, $8.3 billion for 33 closed-end funds and $6.5 billion for 51 institutional accounts. The Sponsor has also deposited approximately $23.5 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipal Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $15.5 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over one million retail investor accounts, opened through retail distribution firms. Van Kampen Merritt Inc. is the sponsor of the various series of the trusts listed below and the distributor of the mutual funds and closed-end funds listed below. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in the trusts, mutual funds and closed-end funds listed below, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.

                 NAME OF TRUST                                         TRUST INVESTMENT OBJECTIVE
Insured Municipals Income Trust................  Tax-exempt income by investing in insured municipal securities
California Insured Municipals Income Trust.....  Double tax-exemption for California residents by investing in insured
                                                 California municipal securities
New York Insured Municipals Income Trust.......  Double and in certain cases triple tax-exemption for New York residents by investing in insured New York municipal securities
Pennsylvania Insured Municipals Income Trust...  Double and in certain cases triple tax-exemption for Pennsylvania residents by investing in insured Pennsylvania municipal securities
Insured Municipals Income Trust, Insured         Tax-exempt income by investing in insured municipal securities; all
  Multi-Series.................................  issuers of bonds in a state trust are located in such state or in
 (Premium Bond Series, National, Limited           territories or possessions of the United States-- providing
 Maturity, Intermediate, Short Intermediate,       exemptions from all state income tax for residents of such state
 Discount, Alabama, Arizona, California,           (except for the Oklahoma IM-IT Trust where a portion of the income of
 California Intermediate, California               the Trust is subject to the Oklahoma state income tax)
 Intermediate Laddered Maturity, California
 Premium, Colorado, Connecticut, Florida,
 Florida Intermediate, Florida Intermediate
 Laddered Maturity, Georgia, Louisiana,
 Massachusetts, Massachusetts Premium,
 Michigan, Michigan Intermediate, Michigan
 Intermediate Laddered Maturity, Michigan
 Premium, Minnesota, Missouri, Missouri Inter-
 mediate Laddered Maturity, Missouri Premium,
 New Jersey, New Jersey Intermediate Laddered
 Maturity, New Mexico, New York, New York
 Intermediate, New York Intermediate Laddered
 Maturity, New York Limited Maturity, Ohio,
 Ohio Intermediate, Ohio IM-IT Intermediate
 Laddered Maturity, Ohio Premium, Oklahoma,
 Pennsylvania, Pennsylvania Intermediate,
 Pennsylvania Intermediate Laddered Maturity,
 Pennsylvania Premium, Tennessee, Texas,
 Washington, West Virginia)
Insured Tax Free Bond Trust....................  Tax-exempt income by investing in insured municipal securities
Insured Tax Free Bond Trust, Insured             Tax-exempt income by investing in insured municipal securities; all
  Multi-Series.................................  issuers of bonds in a state trust are located in such state--providing
 (National, Limited Maturity, New York)            exemptions from state income tax for residents of such state

74                           Trust Administration

                 NAME OF TRUST                                   TRUST INVESTMENT OBJECTIVE (Continued)
Investors' Quality Tax-Exempt Trust............  Tax-exempt income by investing in municipal securities
Investors' Quality Tax-Exempt Trust,             Tax-exempt income by investing in municipal securities; all issuers of
  Multi-Series.................................  bonds in a state trust are located in such state or in territories or
 (National, National AMT, Intermediate,            possessions of the United States--providing exemptions from state
 Alabama, Arizona, Arkansas, California,           income tax for residents of such state
 Colorado, Connecticut, Delaware, Florida,
 Georgia, Kansas, Kentucky, Maine, Maryland,
 Massachusetts, Michigan, Minnesota, Missouri,
 Nebraska, New Jersey, New York, North
 Carolina, Ohio, Oregon, Pennsylvania, South
 Carolina, Virginia)
Investors' Quality Municipals Trust, AMT         Tax-exempt income for investors not subject to the alternative minimum
  Series.......................................  tax by investing in municipal securities, some or all of which are subject to the Federal alternative minimum tax
Investors' Corporate Income Trust..............  Taxable income by investing in corporate bonds
Investors' Governmental Securities--Income       Taxable income by investing in government-backed GNMA securities
  Trust........................................
Van Kampen Merritt International Bond Income     High current income through an investment in a diversified portfolio of
  Trust........................................  foreign currency denominated corporate debt obligations
Van Kampen Merritt Insured Income Trust........  High current income consistent with preservation of capital through a diversified investment in a fixed portfolio of insured, long-term or intermediate-term corporate debt securities
Van Kampen Merritt Utility Income Trust........  High dividend income and capital appreciation by investing in common stock of electric utilities
Van Kampen Merritt Blue Chip Opportunity         Provide the potential for capital appreciation and income by investing
  Trust........................................  in a portfolio of actively traded, New York Stock Exchange listed equity securities which are components of the Dow Jones Industrial
                                                   Average*
Van Kampen Merritt Blue Chip Opportunity and     Protect Unitholders' capital and provide the potential for capital
  Treasury Trust...............................    appreciation and income by investing a portion of its portfolio in
                                                   "zero coupon" U.S. Treasury obligations and the remainder of the trust's portfolio in actively traded, New York Stock Exchange listed equity securities which at the time of the creation of the trust were components of the Dow Jones Industrial Average*
Van Kampen Merritt Emerging Markets Income       High current income consistent with preservation of capital through a
  Trust........................................  diversified investment in a fixed portfolio primarily consisting of
                                                   Brady Bonds of emerging market countries that have restructured sovereign debt pursuant to the framework of the Brady Plan
Van Kampen Merritt Global Telecommunications     Provide the potential for capital appreciation and income consistent
  Trust........................................  with the preservation of invested capital, by investing in a portfolio of equity securities which provide equipment for or services to the telecommunications industry
Van Kampen Merritt Global Energy Trust.........  Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by investing in a portfolio of equity securities diversified within the energy industry

              NAME OF MUTUAL FUND                                       FUND INVESTMENT OBJECTIVE
Van Kampen Merritt U.S. Government Fund........  High current income by investing in U.S. Government securities
Van Kampen Merritt Insured Tax Free Income       High current income exempt from Federal income taxes by investing in
 Fund..........................................  insured municipal securities
Van Kampen Merritt Municipal Income Fund.......  High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Tax Free High Income Fund...  High current income exempt from Federal income taxes by investing in medium and lower grade municipal securities
Van Kampen Merritt California Insured Tax Free   High current income exempt from Federal and California income taxes by
 Fund..........................................  investing in insured California municipal securities
Van Kampen Merritt High Yield Fund.............  Provide a high level of current income by investing in medium and lower grade domestic and foreign government and corporate debt securities.
                                                  The Fund will seek capital appreciation as a secondary objective
Van Kampen Merritt Growth and Income Fund......  Long-term growth of both capital and dividend income by investing in dividend paying common stocks
Van Kampen Merritt Pennsylvania Tax Free Income  High current income exempt from Federal and Pennsylvania state and
 Fund..........................................  local income taxes by investing in medium and lower grade Pennsylvania municipal securities
Van Kampen Merritt Money Market Fund...........  High current income by investing in a broad range of money market instruments that will mature within twelve months
Van Kampen Merritt Tax Free Money Fund.........  High current income exempt from Federal income taxes by investing in a broad range of municipal securities that will mature within twelve months
Van Kampen Merritt Short-Term Global Income      High current income by investing in a global portfolio of high quality
 Fund..........................................  debt securities denominated in various currencies having remaining maturities of not more than three years
Van Kampen Merritt Adjustable Rate U.S.          High level of current income with a relatively stable net asset value
 Government Fund...............................  investing in U.S. Government securities
Van Kampen Merritt Limited Term Municipal        High level of current income exempt from federal income tax, consistent
 Income Fund...................................  with preservation of capital

* The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsor a license to use the Dow Jones Industrial Average.

                             Trust Administration                           75

            NAME OF CLOSED-END FUND                                     FUND INVESTMENT OBJECTIVE
Van Kampen Merritt Municipal Income Trust......  High current income exempt from Federal income taxes with safety of principal by investing in a diversified portfolio of investment grade municipal securities
Van Kampen Merritt California Municipal          High current income exempt from Federal and California income taxes
 Trust.........................................  with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Intermediate Term High        High current income while seeking to preserve shareholders' capital by
 Income Trust..................................  investing in a diversified portfolio of high yield fixed income securities
Van Kampen Merritt Limited Term High Income      High current income while seeking to preserve shareholders' capital by
 Trust.........................................  investing in a diversified portfolio of high yield fixed income securities
Van Kampen Merritt Prime Rate Income Trust.....  High current income, consistent with preservation of capital by investing in interests in floating or variable rate senior loans
Van Kampen Merritt Investment Grade Municipal    High current income exempt from Federal income tax, consistent with
 Trust.........................................  preservation of capital
Van Kampen Merritt Municipal Trust.............  High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt California Quality Municipal  High current income exempt from Federal and California income taxes
 Trust.........................................  with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Florida Quality Municipal     High current income exempt from Federal income taxes and Florida
 Trust.........................................  intangible personal property taxes with safety of principal by investing in a diversified portfolio of investment grade Florida municipal securities
Van Kampen Merritt New York Quality Municipal    High current income exempt from Federal as well as New York State and
 Trust.........................................  New York City income taxes with safety of principal by investing in a diversified portfolio of investment grade New York municipal securities
Van Kampen Merritt Ohio Quality Municipal        High current income exempt from Federal and Ohio income taxes with
 Trust.........................................  safety of principal by investing in a diversified portfolio of investment grade Ohio municipal securities
Van Kampen Merritt Pennsylvania Quality          High current income exempt from Federal and Pennsylvania income taxes
 Municipal Trust...............................  with safety of principal by investing in a diversified portfolio of investment grade Pennsylvania municipal securities
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income tax, consistent
 Municipals....................................  with preservation of capital
Van Kampen Merritt Trust for Insured             High level of current income exempt from Federal income tax, consistent
 Municipals....................................  with preservation of capital by investing in a diversified portfolio of municipal securities which are covered by insurance with respect to timely payment of principal and interest
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal and California income
 CA Municipals.................................   taxes, consistent with preservation of capital by investing in a diversified portfolio of California municipal securities
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income taxes,
 FL Municipals.................................   consistent with preservation of capital. The Fund also seeks to offer its Shareholders the opportunity to own securities exempt from Florida intangible personal property taxes
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income taxes and New
 NJ Municipals.................................   Jersey gross income taxes, consistent with preservation of capital
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal as well as from New
 NY Municipals.................................   York State and New York City income taxes, consistent with preservation of capital
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal and Pennsylvania
 PA Municipals.................................   income taxes and, where possible under local law, local income and property taxes, consistent with preservation of capital
Van Kampen Merritt Municipal Opportunity         High level of current income exempt from Federal income tax, consistent
 Trust.........................................  with preservation of capital by investing in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Municipal Income    High level of current income exempt from Federal income tax, consistent
 Trust.........................................  with preservation of capital by investing in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Pennsylvania        High level of current income exempt from Federal and Pennsylvania
 Municipal Income Trust........................   income taxes and, where possible under local law, local income and property taxes, consistent with preservation of capital
Van Kampen Merritt Strategic Sector Municipal    Provide common shareholders with a high level of current income exempt
 Trust.........................................  from Federal income taxes, consistent with preservation of capital
Van Kampen Merritt Value Municipal Income        High level of current income exempt from Federal income taxes,
 Trust.........................................  consistent with preservation of capital
Van Kampen Merritt California Value Municipal    High level of current income exempt from Federal and California income
 Income Trust..................................  taxes, consistent with preservation of capital
Van Kampen Merritt Massachusetts Value           High level of current income exempt from Federal income taxes and
 Municipal Income Trust........................   Massachusetts personal income taxes, consistent with preservation of capital
Van Kampen Merritt New Jersey Value Municipal    High level of current income exempt from Federal income taxes and New
 Income Trust..................................   Jersey gross income tax, consistent with preservation of capital
Van Kampen Merritt New York Value Municipal      High level of current income exempt from Federal as well as New York
 Income Trust..................................   State and New York City income taxes, consistent with preservation of capital
Van Kampen Merritt Ohio Value Municipal Income   High level of current income exempt from Federal and Ohio income taxes,
 Trust.........................................  consistent with preservation of capital
Van Kampen Merritt Pennsylvania Value Municipal  High level of current income exempt from Federal and Pennsylvania
 Income Trust..................................   income taxes, consistent with preservation of capital
Van Kampen Merritt Municipal Opportunity Trust   High level of current income exempt from federal income tax, consistent
 II............................................  with preservation of capital
Van Kampen Merritt Florida Municipal             High level of current income exempt from federal income tax, consistent
 Opportunity Trust.............................  with preservation of capital. The Fund seeks to offer its common shareholders the opportunity to own securities exempt from Florida intangible personal property taxes
Van Kampen Merritt Advantage Municipal Income    Provide common shareholders with a high level of current income exempt
 Trust II......................................  from federal income tax, consistent with preservation of capital
Van Kampen Merritt Select Sector Municipal       To provide common shareholders with a high level of current income
 Trust.........................................  exempt from federal income tax, consistent with preservation of capital

76                           Trust Administration

    If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

     All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

     COMPENSATION OF SPONSOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential Financial Information" for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 1 and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

     TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of

                             Trust Administration                           77
the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     TRUSTEE'S FEE. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit Information" for the applicable Trust. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information" for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports Provided" and "Trustee" above.

     PORTFOLIO ADMINISTRATION. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder Explanations--Public Offering-- Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

     The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and

78                           Trust Administration
conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

     If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

     SPONSOR PURCHASES OF UNITS. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

     The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

     INSURANCE PREMIUMS. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios", so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

     MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts.

     The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

     AMENDMENT OR TERMINATION. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain

                             Trust Administration                           79
refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

     A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information". A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT or a State Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of an IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trust. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

     Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

     LIMITATION ON LIABILITIES. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

     The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

80                           Trust Administration

     The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus Purchased Interest, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Purchased and Accrued Interest--Accrued Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price, plus Purchased Interest plus interest accrued to the date of settlement in the manner described.

     The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General". Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General") provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations-- Public Offering".

     To facilitate the handling of transactions during the initial offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit. The minimum purchase in the secondary market will be one Unit.

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting".

     SPONSOR AND UNDERWRITER COMPENSATION. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units (excluding Purchased Interest) as indicated under "Unitholder Explanations--Public Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public Offering--General".

     The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $22.00 and $35.00 per Unit of any Quality, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT or State Trust the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 Units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. A. G. Edwards & Sons, Inc. ("Edwards"), which acts as a Managing Underwriter of Units of the various series of the IM-IT, will receive from the Sponsor reimbursement for certain costs and further compensation in the

                             Trust Administration                           81
amount of $5.00 for each Unit of the IM-IT it underwrites. Also, if The Principal/Eppler, Guerin & Turner, Inc. commits (on the Date of Deposit) to underwrite a total of 4,000 or more Units of this series of the IM-IT, any other series of the IM-IT and/or any series of Texas Insured Municipals Income Trust during any calendar month, then The Principal/ Eppler, Guerin & Turner, Inc. will receive an additional $1.00 per Unit for each of the Units of such Trust it commits to underwrite in said month. See "Unitholder Explanations--Public Offering--General". Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Services, Inc. of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Underwriting" and "Portfolio" for the applicable Trust and "Notes to Portfolios". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

     As stated under "Unitholder Explanations--Public Offering--Market for Units", the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

82                              Other Matters

OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal and West Virginia tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Orrick, Herrington & Sutcliffe has acted as special counsel to the Fund for California tax matters. Miller, Canfield, Paddock and Stone has acted as special counsel to the Fund for Michigan tax matters. Pitney, Hardin, Kipp & Szuch has acted as special counsel to the Fund for New Jersey tax matters. Tanner Propp & Farber has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. Saul, Ewing, Remick & Saul has acted as special counsel to the Fund for Pennsylvania tax matters. Sinkler & Boyd has acted as special counsel to the Fund for South Carolina tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion.

     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

     In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:
     (1) Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders, except to the extent such interest is subject to the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;
     (2) Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost;
     (3) Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and
     (4) Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and

                                Other Matters                               83
        to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued). Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

     In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Unitholders are urged to consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

     Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.

     In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

     In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

     All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

84                              Other Matters

     At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

     In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

     Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

     In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

     Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

     For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

                                Other Matters                               85

DESCRIPTION OF SECURITIES RATINGS*

      STANDARD & POOR'S CORPORATION. A Standard & Poor's Corporation ("Standard & Poor's") corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

     The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

     The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

     The ratings are based, in varying degrees, on the following considerations:
      I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

     II. Nature of and provisions of the obligation.

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

     AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

     A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

     BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

     MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings follows:

     Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

*As published by the rating companies.

86                              Other Matters

     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

     Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

   To the Board of Directors of Van Kampen Merritt Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 219 (IM-IT, California IM-IT, Michigan IM-IT, New Jersey IM-IT, Pennsylvania IM-IT, West Virginia IM-IT and South Carolina Quality Trusts):

        We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 219 (IM-IT, California IM-IT, Michigan IM-IT, New Jersey IM-IT, Pennsylvania IM-IT, West Virginia IM-IT and South Carolina Quality Trusts) as of April 14, 1994. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 219 (IM-IT, California IM-IT, Michigan IM-IT, New Jersey IM-IT, Pennsylvania IM-IT, West Virginia IM-IT and South Carolina Quality Trusts) as of April 14, 1994, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON

   April 14, 1994

                                Other Matters                               87

                       INSURED MUNICIPALS INCOME TRUST
                                     AND
                     INVESTORS' QUALITY TAX-EXEMPT TRUST
                               MULTI-SERIES 219
                           STATEMENTS OF CONDITION
                  AS OF THE DATE OF DEPOSIT: APRIL 14, 1994
                                                                                CALIFORNIA        MICHIGAN        NEW JERSEY
    INVESTMENT IN SECURITIES                                      IM-IT         IM-IT TRUST      IM-IT TRUST      IM-IT TRUST
Contracts to purchase tax-exempt securities <F1><F2><F4>...   $   8,478,789    $   2,891,952    $   2,890,885    $   2,926,172
Accrued interest to the First Settlement Date <F1><F4>.....         165,818           45,386           60,978           55,199
         Total.............................................   $   8,644,607    $   2,937,338    $   2,951,863    $   2,981,371
    LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
  Accrued interest payable to Sponsor <F1><F4>.............   $      77,443    $      16,338    $      31,805    $      26,128
Interest of Unitholders--
      Cost to investors <F3>...............................       9,004,000        3,070,000        3,069,000        3,106,000
  Less: Gross underwriting commission <F3>.................         436,836          149,000          148,942          150,757
         Net interest to Unitholders <F1><F3><F4>..........       8,567,164        2,921,000        2,920,058        2,955,243
         Total.............................................   $   8,644,607    $   2,937,338    $   2,951,863    $   2,981,371

<F1> The aggregate value of the Securities listed under "Portfolio" for each
     Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price". The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                                                                  OFFERING        ACCRUED
                                                                   PRINCIPAL        PRICE       INTEREST TO
                                                    AMOUNT OF      AMOUNT OF      OF BONDS       EXPECTED
                                                    LETTER OF     BONDS UNDER       UNDER        DELIVERY
                                                     CREDIT        CONTRACTS      CONTRACTS        DATES
IM-IT...........................................  $   8,642,712  $   9,145,000  $   8,478,789   $   163,923
California IM-IT Trust..........................  $   2,934,980  $   3,150,000  $   2,891,952   $    43,028
Michigan IM-IT Trust............................  $   2,949,206  $   3,200,000  $   2,890,885   $    58,321
New Jersey IM-IT Trust..........................  $   2,978,016  $   3,115,000  $   2,926,172   $    51,844

<F2> Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.
<F3> The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust Administration--General-- Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.
<F4> Accrued interest on the underlying Securities represents the interest accrued as of the First Settlement Date from the later of the last payment date on the Securities or the date of issuance thereof. The Trustee may advance to the Trust a portion of the accrued interest on the underlying Securities for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date. A portion of the accrued interest ("Purchased Interest") on the underlying Securities, as indicated under "Summary of Essential Financial Information", is payable by investors and is included in the Public Offering Price. Purchased Interest is the difference between Accrued interest to the First Settlement Date and Accrued interest payable to Sponsor.

88                              Other Matters

                       INSURED MUNICIPALS INCOME TRUST
                                     AND
                     INVESTORS' QUALITY TAX-EXEMPT TRUST
                               MULTI-SERIES 219
                     STATEMENTS OF CONDITION (CONTINUED)
                  AS OF THE DATE OF DEPOSIT: APRIL 14, 1994
                                                                              PENNSYLVANIA     WEST VIRGINIA   SOUTH CAROLINA
    INVESTMENT IN SECURITIES                                                   IM-IT TRUST      IM-IT TRUST     QUALITY TRUST
Contracts to purchase tax-exempt securities <F1><F2><F4>...................   $   2,835,878    $   2,988,453    $   2,783,384
Accrued interest to the First Settlement Date <F1><F4>.....................          37,232           61,886           39,380
         Total.............................................................   $   2,873,110    $   3,050,339    $   2,822,764
    LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
  Accrued interest payable to Sponsor <F1><F4>.............................   $       8,215    $      31,315    $      11,168
Interest of Unitholders--
      Cost to investors <F3>...............................................       3,011,000        3,173,000        2,955,000
  Less: Gross underwriting commission <F3>.................................         146,105          153,976          143,404
         Net interest to Unitholders <F1><F3><F4>..........................       2,864,895        3,019,024        2,811,596
         Total.............................................................   $   2,873,110    $   3,050,339    $   2,822,764

<F1> The aggregate value of the Securities listed under "Portfolio" for each
     Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price". The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                                                                  OFFERING        ACCRUED
                                                                   PRINCIPAL        PRICE       INTEREST TO
                                                    AMOUNT OF      AMOUNT OF      OF BONDS       EXPECTED
                                                    LETTER OF     BONDS UNDER       UNDER        DELIVERY
                                                     CREDIT        CONTRACTS      CONTRACTS        DATES
Pennsylvania IM-IT Trust........................  $   2,873,360  $   3,030,000  $   2,835,878   $    37,482
West Virginia IM-IT Trust.......................  $   3,046,928  $   3,100,000  $   2,988,453   $    58,475
South Carolina Quality Trust....................  $   2,820,393  $   3,000,000  $   2,783,384   $    37,009

<F2> Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.
<F3> The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust Administration--General-- Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.
<F4> Accrued interest on the underlying Securities represents the interest accrued as of the First Settlement Date from the later of the last payment date on the Securities or the date of issuance thereof. The Trustee may advance to the Trust a portion of the accrued interest on the underlying Securities for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date. A portion of the accrued interest ("Purchased Interest") on the underlying Securities, as indicated under "Summary of Essential Financial Information", is payable by investors and is included in the Public Offering Price. Purchased Interest is the difference between Accrued interest to the First Settlement Date and Accrued interest payable to Sponsor.

                                Other Matters                               89

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

     As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1994. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $111,800. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Other Matters--Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

IM-IT
  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET   5 1/2%     6%     6 1/2%     7%     7 1/2%     8%     8 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00    15%      6.47%    7.06%    7.65%    8.24%    8.82%    9.41%   10.00%
 22.80 -  55.10   38.00 -  91.90    28       7.64     8.33     9.03     9.72    10.42    11.11    11.81
 55.10 - 115.00   91.90 - 140.00    31       7.97     8.70     9.42    10.14    10.87    11.59    12.32
115.00 - 250.00  140.00 - 250.00    36       8.59     9.38    10.16    10.94    11.72    12.50    13.28
  Over 250.00      Over 250.00    39.6       9.11     9.93    10.76    11.59    12.42    13.25    14.07

CALIFORNIA
  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*    5%     5 1/2%     6%     6% 1/2     7%     7 1/2%     8%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  20.1%      6.26%    6.88%    7.51%    8.14%    8.76%    9.39%   10.01%
 22.80 -  55.10   38.00 -  91.90  34.7       7.66     8.42     9.19     9.95    10.72    11.49    12.25
                  91.90 - 140.00  37.4       7.99     8.79     9.58    10.38    11.18    11.98    12.78
 55.10 - 115.00                   37.9       8.05     8.86     9.66    10.47    11.27    12.08    12.88
115.00 - 212.38  140.00 - 250.00  42.4       8.68     9.55    10.42    11.28    12.15    13.02    13.89
212.38 - 250.00                     43       8.77     9.65    10.53    11.40    12.28    13.16    14.04
                 250.00 - 424.76  45.6       9.19    10.11    11.03    11.95    12.87    13.79    14.71
  Over 250.00      Over 424.76    46.2       9.29    10.22    11.15    12.08    13.01    13.94    14.87

*The State tax rates assumed take into account recent adjustments of tax brackets based on changes in the Consumer Price Index. The table reflects California income tax laws that increase State income tax rates for high income taxpayers. However, the table does not reflect the limitation on itemized deductions and the phase out of the benefit for the personal exemption credit and the dependent exemption credit that are imposed by the California income tax laws in a manner similar to Federal tax law.

90                              Other Matters

MICHIGAN
  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*    5%     5 1/2%     6%     6 1/2%     7%     7 1/2%     8%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  21.8%      6.39%    7.03%    7.67%    8.31%    8.95%    9.59%   10.23%
 22.80 -  55.10   38.00 -  91.90  33.7       7.54     8.30     9.05     9.80    10.56    11.31    12.07
 55.10 - 115.00   91.90 - 140.00  36.5       7.87     8.66     9.45    10.24    11.02    11.81    12.60
115.00 - 250.00  140.00 - 250.00  41.1       8.49     9.34    10.19    11.04    11.88    12.73    13.58
  Over 250.00      Over 250.00    44.4       8.99     9.89    10.79    11.69    12.59    13.49    14.39

*The combined State and Federal tax bracket is computed utilizing a 4.47% state personal income tax rate which is a weighted average rate that takes into account a change in tax rates which was recently approved by Michigan voters and a 3.5% tax on intangible income. The bracket does not reflect the effect of the exemption from local income taxes; accordingly, Michigan residents subject to such local income taxes would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

NEW JERSEY
  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET     5%     5 1/2%     6%     6 1/2%     7%     7 1/2%     8%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  17.1%      6.03%    6.63%    7.24%    7.84%    8.44%    9.05%    9.65%
 22.80 -  55.10   38.00 -  91.90  32.7       7.43     8.17     8.92     9.66    10.40    11.14    11.89
                  91.90 - 140.00  35.5       7.75     8.53     9.30    10.08    10.85    11.63    12.40
 55.10 - 115.00                   35.8       7.79     8.57     9.35    10.12    10.90    11.68    12.46
115.00 - 250.00  140.00 - 250.00  40.5       8.40     9.24    10.08    10.92    11.76    12.61    13.45
  Over 250.00      Over 250.00    43.8       8.90     9.79    10.68    11.57    12.46    13.35    14.23

PENNSYLVANIA
  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*    5%     5 1/2%     6%     6 1/2%     7%     7 1/2%     8%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  17.4%      6.05%    6.66%    7.26%    7.87%    8.47%    9.08%    9.69%
 22.80 -  55.10   38.00 -  91.90  30.0       7.14     7.86     8.57     9.29    10.00    10.71    11.43
 55.10 - 115.00   91.90 - 140.00  32.9       7.45     8.20     8.94     9.69    10.43    11.18    11.92
115.00 - 250.00  140.00 - 250.00  37.8       8.04     8.84     9.65    10.45    11.25    12.06    12.86
  Over 250.00      Over 250.00    41.3       8.52     9.37    10.22    11.07    11.93    12.78    13.63

*The table does not reflect the effect of the exemption of the Trust from local personal property taxes and from the Philadelphia School District Investment Net Income Tax, accordingly; residents of Pennsylvania subject to such taxes would need a higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

WEST VIRGINIA
  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*  5 1/2%     6%     6 1/2%     7%     7 1/2%     8%     8 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80                   18.4%      6.74%    7.35%    7.97%    8.58%    9.19%    9.80%   10.42%
                 $    0 -  38.00  18.8       6.77     7.39     8.00     8.62     9.24     9.85    10.47
 22.80 -  55.10                   32.3       8.12     8.86     9.60    10.34    11.08    11.82    12.56
                  38.00 -  91.90  32.7       8.17     8.92     9.66    10.40    11.14    11.89    12.63
 55.10 - 115.00   91.90 - 140.00  35.5       8.53     9.30    10.08    10.85    11.63    12.40    13.18
115.00 - 250.00  140.00 - 250.00  40.2       9.20    10.03    10.87    11.71    12.54    13.38    14.21
  Over 250.00      Over 250.00    43.5       7.96     8.85     9.73    10.62    11.50    14.16    15.04

*The combined tax brackets reflect Federal and State income and State intangibles taxes but do not reflect the effect of the exemption from local income taxes; accordingly, West Virginia residents subject to such local income taxes would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust. It should be noted that legislation is pending in the West Virginia legislature that would repeal the State intangibles tax and which therefore would affect the appropriate taxable estimated current returns set forth in the table. However, no prediction is made that any such legislation will be enacted.

                                Other Matters                               91

SOUTH CAROLINA
  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET     5%     5 1/2%     6%     6 1/2%     7%     7 1/2%     8%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  21.0%      6.33%    6.96%    7.59%    8.23%    8.86%    9.49%   10.13%
 22.80 -  55.10   38.00 -  91.90  33.0       7.46     8.21     8.96     9.70    10.45    11.19    11.94
 55.10 - 115.00   91.90 - 140.00  35.8       7.79     8.57     9.35    10.12    10.90    11.68    12.46
115.00 - 250.00  140.00 - 250.00  40.5       8.40     9.24    10.08    10.92    11.76    12.61    13.45
  Over 250.00      Over 250.00    43.8       8.90     9.79    10.68    11.57    12.46    13.35    14.23

     A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen Merritt sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

92                              Other Matters

ESTIMATED CASH FLOWS TO UNITHOLDERS

     The tables below set forth the per Unit estimated distributions of interest, principal and rebates of Purchased Interest to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

IM-IT

     MONTHLY
                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
May        1994                               1.58                                     1.58
June       1994  - April      2004            4.75                                     4.75
May        2004                               4.75        32.76         .36           37.87
June       2004  - June       2005            4.58                                     4.58
July       2005                               4.26       111.06        1.20          116.52
August     2005  - September  2019            3.99                                     3.99
October    2019                               3.99        49.98         .46           54.43
November   2019  - December   2019            3.76                                     3.76
January    2020                               3.76       111.06         .95          115.77
February   2020  - May        2020            3.30                                     3.30
June       2020                               3.02       111.06        1.06          115.14
July       2020                               2.78       111.06         .93          114.77
August     2020  - April      2021            2.33                                     2.33
May        2021                               2.33        22.22         .19           24.74
June       2021  - December   2021            2.23                                     2.23
January    2022                               2.23       111.06        1.17          114.46
February   2022  - December   2022            1.66                                     1.66
January    2023                               1.66       111.06        1.16          113.88
February   2023  - August     2023            1.10                                     1.10
September  2023                                .92        77.74         .70           79.36
October    2023  - December   2031             .76                                      .76
January    2032                                .76        55.53         .47           56.76
February   2032  - December   2032             .52                                      .52
January    2033                                .52       111.06        1.17          112.75


                                Other Matters                               93

CALIFORNIA IM-IT TRUST

     MONTHLY
                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
May           1994                            $ 1.52                                    $  1.52
June          1994 - February       2018        4.56                                       4.56
March         2018                              4.56      $130.29        $ 1.21          136.06
April         2018 - August         2018        3.96                                       3.96
September     2018                              3.73        97.72           .88          102.33
October       2018 - November       2018        3.53                                       3.53
December      2018                              3.53       102.60           .90          107.03
January       2019 - June           2019        3.09                                       3.09
July          2019                              3.09       154.73          1.48          159.30
August        2019 - May            2020        2.37                                       2.37
June          2020                              2.12       114.00           .97          117.09
July          2020 - July           2023        1.89                                       1.89
August        2023                              1.89       162.87          1.57          166.33
September     2023 - November       2023        1.12                                       1.12
December      2023                              1.12       100.98           .84          102.94
January       2024 - August         2030         .71                                        .71
September     2030                               .71       162.86          1.60          165.17

94                              Other Matters

MICHIGAN IM-IT TRUST

     MONTHLY
                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
May           1994                            $ 1.52                                    $  1.52
June          1994 - November       2013        4.57                                       4.57
December      2013                              4.57      $ 81.45          $.81           86.83
January       2014 - April          2018        4.17                                       4.17
May           2018                              3.74       162.92          1.63          168.29
June          2018 - January        2019        3.37                                       3.37
February      2019                              2.99       162.92          1.46          167.37
March         2019 - June           2019        2.66                                       2.66
July          2019                              2.66       130.34          1.03          134.03
August        2019 - April          2021        2.16                                       2.16
May           2021                              2.16       223.20          1.89          227.25
June          2021 - May            2022        1.24                                       1.24
June          2022                               .96       118.93          1.09          120.98
July          2022 - March          2024         .71                                        .71
April         2024                               .71       162.92          1.60          165.23

                                Other Matters                               95

NEW JERSEY IM-IT TRUST

     MONTHLY
                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
May           1994                            $ 1.50                                    $  1.50
June          1994 - June           2004        4.51                                       4.51
July          2004                              4.51      $ 80.48          $.84           85.83
August        2004                              4.10        80.49           .83           85.42
September     2004 - December       2004        3.69                                       3.69
January       2005                              3.46        83.71           .89           88.06
February      2005 - June           2013        3.25                                       3.25
July          2013                              3.25        80.49           .74           84.48
August        2013 - August         2015        2.89                                       2.89
September     2015                              2.89       160.98          1.45          165.32
October       2015 - June           2018        2.18                                       2.18
July          2018                              2.18       160.98          1.40          164.56
August        2018 - November       2018        1.50                                       1.50
December      2018                              1.50        45.07           .39           46.96
January       2019 - June           2020        1.31                                       1.31
July          2020                              1.31        80.49           .70           82.50
August        2020 - November       2020         .97                                        .97
December      2020                               .97       160.98          1.48          163.43
January       2021 - October        2033         .25                                        .25
November      2033                               .25        69.22           .64           70.11

96                              Other Matters

PENNSYLVANIA IM-IT TRUST

     MONTHLY
                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
May        1994                               1.55                                      1.55
June       1994  - December   2003            4.65                                      4 65
January    2004                               4.65        83.02         .86            88.53
February   2004  - October    2004            4.22                                      4.22
November   2004                               4.22       166.06        1.77           172.05
December   2004  - June       2014            3.35                                      3.35
July       2014                               2.96       166.06        1.52           170.54
August     2014  - October    2014            2.61                                      2.61
November   2014                               2.38        99.63         .88           102.89
December   2014  - July       2015            2.18                                      2.18
August     2015                               2.18        83.03         .69            85.90
September  2015  - June       2021            1.84                                      1.84
July       2021                               1.84        76.39         .67            78.90
Auqust     2021  - June       2022            1.52                                      1.52
July       2022                               1.52       166.06        1.73           169.31
August     2022  - September  2033             .67                                       .67
October    2033                                .28       166.06        1.51           167.85


                                Other Matters                               97

WEST VIRGINIA IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
May           1994                            $ 1.55                                    $  1.55
June          1994 - May            2002        4.65                                       4.65
June          2002                              4.65      $ 78.78          $.87           84.30
July          2002 - May            2004        4.22                                       4.22
June          2004                              4.22        94.55          1.08           99.85
July          2004 - March          2013        3.69                                       3.69
April         2013                              3.69       157.58          1.56          162.83
May           2013 - June           2015        2.93                                       2.93
July          2015                              2.93        15.76           .15           18.84
August        2015 - November       2016        2.85                                       2.85
December      2016                              2.85        31.52           .29           34.66
January       2017 - December       2017        2.71                                       2.71
January       2018                              2.71       189.09          1.92          193.72
February      2018 - June           2018        1.77                                       1.77
July          2018                              1.77        63.03           .55           65.35
August        2018 - May            2019        1.50                                       1.50
June          2019                              1.50        31.52           .29           33.31
July          2019 - October        2023        1.36                                       1.36
November      2023                              1.36       157.58          1.41          160.35
December      2023 - October        2029         .67                                        .67
November      2029                               .67       157.58          1.51          159.76

98                              Other Matters

SOUTH CAROLINA QUALITY TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
May           1994                            $ 1.53                                    $  1.53
June          1994 - May            2010        4.60                                       4.60
June          2010                              4.60      $ 54.14          $.55           59.29
July          2010 - May            2011        4.33                                       4.33
June          2011                              4.33       169.21          1.38          174.92
July          2011 - April          2016        3.66                                       3.66
May           2016                              3.66        84.60           .78           89.04
June          2016 - May            2019        3.28                                       3.28
June          2019                              3.28       169.20          1.69          174.17
July          2019 - September      2019        2.45                                       2.45
October       2019                              2.45       169.21          1.55          173.21
November      2019 - December       2024        1.69                                       1.69
January       2025                              1.69       182.74          1.94          186.37
February      2025 - August         2025         .74                                        .74
September     2025                               .54        84.60           .79           85.93
October       2025 - December       2031         .36                                        .36
January       2032                               .36       101.52           .87          102.75

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

          Title                                         Page
INTRODUCTION.....................................          2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION.......          3
UNITHOLDER EXPLANATIONS..........................          7
 Settlement of Bonds in the Trusts...............          7
   The Fund......................................          7
   Objectives and Securities Selection...........          8
   Portfolio Concentrations......................          9
   Replacement Bonds.............................         12
   Bond Redemptions..............................         13
   Distributions.................................         14
   Certificates..................................         14
 Estimated Current Returns and Estimated
   Long-Term Returns.............................         14
 Interest Earning Schedule.......................         15
   Calculation of Estimated Net Annual Interest
     Income......................................         15
 Purchased and Accrued Interest..................         15
   Purchased Interest............................         15
   Accrued Interest..............................         15
 Public Offering.................................         16
   General.......................................         16
   Offering Price................................         17
   Market for Units..............................         18
   Distributions of Interest and Principal.......         19
   Reinvestment Option...........................         19
   Redemption of Units...........................         20
   Reports Provided..............................         21
 Insurance on the Bonds in the Insured Trusts....         22

IM-IT............................................         29
CALIFORNIA IM-IT TRUST...........................         31
MICHIGAN IM-IT TRUST.............................         39
NEW JERSEY IM-IT TRUST...........................         44
PENNSYLVANIA IM-IT TRUST.........................         50
WEST VIRGINIA IM-IT TRUST........................         58
SOUTH CAROLINA QUALITY TRUST.....................         62

NOTES TO PORTFOLIOS..............................         68
UNDERWRITING.....................................         70
TRUST ADMINISTRATION.............................         73
 Fund Administration and Expenses................         73
   Sponsor.......................................         73
   Compensation of Sponsor and Evaluator.........         76
   Trustee.......................................         76
   Trustee's Fee.................................         77
   Portfolio Administration......................         77
   Sponsor Purchases of Units....................         78
   Insurance Premiums............................         78
   Miscellaneous Expenses........................         78
 General.........................................         78
   Amendment or Termination......................         78
   Limitation on Liabilities.....................         79
   Unit Distribution.............................         80
   Sponsor and Underwriter Compensation..........         80
OTHER MATTERS....................................         82
 Legal Opinions..................................         82
 Independent Certified Public Accountants........         82
FEDERAL TAX STATUS...............................         82
DESCRIPTION OF SECURITIES RATINGS................         85
REPORT OF INDEPENDENT CERTIFIED PUBLIC
 ACCOUNTANTS.....................................         86
STATEMENTS OF CONDITION..........................         87
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
 TABLES..........................................         89
ESTIMATED CASH FLOWS TO UNITHOLDERS..............         92

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

(R) denotes a registered trademark of Van Kampen Merritt Inc.

          P  R  O  S  P  E  C  T  U  S

          April 14, 1994

          LOGO

          INSURED MUNICIPALS INCOME TRUST

          AND

          INVESTORS' QUALITY TAX-EXEMPT TRUST,

          MULTI-SERIES 219

          IM-IT 322

          California IM-IT 128

          Michigan IM-IT 115

          New Jersey IM-IT 91

          Pennsylvania IM-IT 185

          West Virginia IM-IT 4

          South Carolina Quality 75

          LOGO

         One Parkview Plaza        (R)
         Oakbrook Terrace, Illinois 60181
         Mellon Bank Center
         1735 Market Street, Suite 1300
         Philadelphia, Pennsylvania 19103
         Please retain this Prospectus for future reference.

                   Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Proposed form of Trust Agreement among Van Kampen Merritt Inc., Depositor, and Wall Street Trust, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., as Evaluator (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC Indemnity Corporation and/or Bond Investors Guaranty Insurance Company
     (to be supplied by amendment).

1.5  Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Services, Inc. (to be supplied by amendment).

4.2 Consent of Standard & Poor's Corporation (to be supplied by amendment).

4.3  Consent of Grant Thornton (to be supplied by amendment.
                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 221 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 22nd day of April, 1994.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 221
                                            (Registrant)

                                    By Van Kampen Merritt Inc.
                                            (Depositor)


                                    By Sandra A. Waterworth
                                       Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on April 22, 1994.

  Signature                 Title

John C. Merritt     Chairman, Chief Executive     )
                      Officer and Director        )

William R. Rybak    Senior Vice President and     )
                      Chief Financial Officer     )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )

                                                   Sandra A Waterworth
                                                   (Attorney-in-fact*)
_______________________________________________________________________
__
* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust Multi-Series 203 (File No. 33-65744) and the same are hereby incorporated herein by this reference.